NO ACT

PE
2-5-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10011696

March 26, 2010



Received SEC
MAR 26 2010
Washington, DC 20549

Garrett B. Smith
Senior Attorney
Ultra Petroleum Corp.
363 N. Sam Houston Pkwy, Ste. 1200
Houston, TX 77060

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-26-10

Re: Ultra Petroleum Corp.
Incoming letter dated February 5, 2010

Dear Mr. Smith:

This is in response to your letter dated February 5, 2010 concerning the shareholder proposal submitted to Ultra by Green Century Equity Fund. We also have received a letter on the proponent's behalf dated February 24, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sanford Lewis
P.O. Box 231
Amherst, MA 01004-0231

March 26, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ultra Petroleum Corp.
Incoming letter dated February 5, 2010

The proposal requests a report summarizing the environmental impact of Ultra's fracturing operations and potential policies for reducing environmental hazards from fracturing.

We are unable to concur in your view that Ultra may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on the environmental impacts of Ultra's operations and does not seek to micromanage the company to such a degree that we believe exclusion of the proposal would be appropriate. Accordingly, we do not believe that Ultra may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jan Woo
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 24, 2010

Via Email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Ultra Petroleum Regarding Safer Alternatives for Natural Gas Exploration and Development Submitted by Green Century Equity Fund

Ladies and Gentlemen:

Green Century Equity Fund (the "Proponent") is the beneficial owner of common stock of Ultra Petroleum (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated February 5, 2010, sent to the Securities and Exchange Commission by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2010 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as Rule 14a-8(i)(7), it is my opinion that the Proposal must be included in the Company's 2010 proxy materials and that it is not excludable by virtue of that Rule.

A copy of this letter is being e-mailed concurrently to Garrett B. Smith, Senior Attorney, Ultra Petroleum.

Summary

The Proposal requests a report summarizing the environmental impact of the hydraulic fracturing operations of EOG and potential policies for the Company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water and soil quality from those activities. The Company asserts that the Proposal is excludable as relating to ordinary business, but recent Staff decisions in *Cabot Oil & Gas Corporation* (January 28, 2010) and *EOG Resources* (February 3, 2010) found that a proposal with nearly identical language to the present Proposal was not excludable under Rule 14a-8(i)(7), noting that the proposal focuses primarily on the environmental impacts of the company's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. These precedents are directly applicable to the present proposal – indeed the company acknowledged in its no action request that its position is identical with those companies -- and therefore the proposal is not excludable.

The environmental impacts of hydraulic fracturing are a significant social policy issue confronting the industry. The concerns regarding environmental contamination of air, water, and soil have garnered growing media, civic, legislative and regulatory attention over the last three

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

years. The issue has now ripened to the point where at least one company in this sector decided not to develop its leased areas due to environmental concerns raised by members of the public, elected officials and regulators. Accordingly, the subject matter of this resolution is focused on substantial social policy issues facing the Company, and transcends excludable ordinary business.

Public concerns about hydraulic fracturing and environmental impacts have led to attention by policymakers, and an expectation that restrictive government regulation is coming for the entire sector. This is evidenced in the merger agreement between XTO Energy Inc. ("XTO Energy") (a competitor of EOG) and ExxonMobil Corp. ("ExxonMobil"), one of the largest financial transactions in this sector. In an apparently unprecedented demand, ExxonMobil ensured it can walk away from the deal if future restrictions imposed by government render hydraulic fracturing "illegal or commercially impracticable."

Further, the resolution seeks information in a summary form suitable to informing investors at the level that their interests and fiduciary duties for due diligence necessitate, and thus the resolution does not demand excess detail or otherwise micromanage the Company.

The Proposal

The resolved clause and supporting statement state:

> **Therefore be it resolved,**
>
> Shareholders request that the Board of Directors prepare a report by August 2010, at reasonable cost and omitting proprietary information, summarizing 1.the environmental impact of fracturing operations of Ultra Petroleum; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.
>
> **Supporting statement:**
>
> Proponents believe the policies explored by the report should include, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards.

The full text of the resolution is included as Appendix 1 to this letter.

Background on hydraulic fracturing and the Company's environmental challenges

As discussed in the resolution, hydraulic fracturing is a process that injects a mix of water, chemicals and particles underground to create fractures through which gas can flow for collection. It represents a growing portion of natural gas extraction, with an estimated 60-80% of natural gas wells drilled in the next decade expected to require the process. The use of natural gas as an energy source is also a growth industry, because it has a 50% lower carbon footprint than the competing fuel source of coal.

Environmental concerns regarding hydraulic fracturing have exploded within the last few years, as it has become increasingly apparent that this technology poses special environmental concerns. The technique involves the injection of millions of gallons of fluids into the ground, in some instances in proximity to drinking water supplies, and typically with very little public disclosure of the chemical contents of these fluids. As will be detailed further below, these growing concerns are leading to public opposition to permitting, and the likelihood of new regulatory restrictions on when, where and how hydraulic fracturing may be performed.

Although the Company attempts to imply that hydraulic fracturing in general, and specifically at this company, has no material environmental impacts, hydraulic fracturing operations have been embroiled in significant environmental problems over the last year.

The issue of potential groundwater contamination associated with hydraulic fracturing garnered significant public concern, especially when proposals to undertake hydraulic fracturing practices were being considered in the New York City watershed. The injection of millions of gallons of fluids into the subsurface, including additives which are known to contain toxic materials, caused an outpouring of public opposition from citizens and policymakers. One company which held a lease on land in the watershed, Chesapeake Energy Corporation, withdrew its plans to drill and fracture within the watershed as the public outcry escalated.

Also, recent contamination of three wells in Wyoming raised flags due to the presence of materials known to be used in hydraulic fracturing, which was occurring at nearby drilling operations. A conclusive link to hydraulic fracturing has not been drawn. (Discussed further below in discussion of evolving federal policy).

While the issue of potential groundwater contamination from hydraulic fracturing is generally in the category of an "anticipated" environmental impact on which policymakers are seeking additional preventive measures, other environmental issues associated with hydraulic fracturing such as spills and surface water contamination have been involved in documented incidents.

The issue of disposal of flowback water from hydraulic fracturing has become an environmental concern of its own, partly as a result of a recent surface water contamination incident attributed to flowback water. As much as 40% of the fluids injected in the course of hydraulic fracturing return to the surface as "flowback" water which must be disposed of in some manner. An October 2008 incident involving contamination of a river in Pennsylvania has been attributed to disposal of flowback water. According to the Associated Press story on the issue of flowback water:

> At first, many drilling companies hauled away the wastewater in tanker trucks to sewage treatment plants that processed the water and discharged it into rivers - the same rivers from which water utilities then drew drinking water.
>
> But in October 2008, something happened that stunned environmental regulators: The levels of dissolved solids spiked above government standards in southwestern Pennsylvania's Monongahela River, a source of drinking water for more than 700,000 people.
>
> Regulators said the brine posed no serious threat to human health. But the area's tap water carried an unpleasant gritty or earthy taste and smell and left a white film on dishes. And industrial users noticed corrosive deposits on valuable machinery.[1]

Flowback incidents like these are raising the environmental profile of hydraulic fracturing and hastening the arrival of increasingly stringent regulatory oversight.

Another environmental concern has emerged in the City of Fort Worth, Texas. Public officials have recently expressed growing concern about air impacts associated with drilling and fracturing operations. The city has a long history of allowing gas drilling within the city limits, but now has raised new questions about the need for tighter rules after a study found high levels of hazardous chemicals in the air near gas production sites. Levels of benzene found at some sites were detected as high as the exposure one would have momentarily while pumping gas at a gas station. A Wall Street Journal reporter concluded that the air quality concerns might be sufficient to slow or reverse the city's practice of allowing residents to drill for gas under their properties, even in highly populated areas. [2] So far, the air contaminants have not been correlated with the fracturing operations occurring in the Barnett Shale of the area; however benzene is known to be one of the common ingredients of fracturing additive products, which often contain specific aromatic hydrocarbon compounds that can also occur in petroleum distillates (benzene, toluene, ethylbenzene and xylene or BTEX;naphthalene and related derivatives, trimethylbenzene, diethylbenzene, dodecylbenzene, and cumene).[3]

According to a recent report by the nongovernmental organization the Environmental Working Group, Drilling Around The Law[4], petroleum distillate products are commonly used in hydraulic fracturing because they can make fracturing more efficient by dissolving thickeners used in fracking fluids more effectively than water. That reduces costs by allowing drilling companies to send a smaller number of tanker trucks supplying thickener to

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[1] Mark Levy and Vicki Smith, "Gas drilling in Appalachia yields a foul byproduct," Associated Press, February 2, 2010.
[2] Ben Casselman, "Gas Sites Spur Air Worries: Fort Worth, Texas, Officials Rethink Their Longtime Support for the Industry" *Wall Street Journal*, February 4, 2010.
[3] New York State Draft Generic Supplemental Environmental Impact Statement on the Oil, Gas and Solution Mining Regulatory Program: Well Permit Issuance for Horizontal Drilling and High-Volume Hydraulic Fracturing to Develop the Marcellus Shale and Other Low-Permeability Gas Reservoirs, 9/30/2009, p. 5-62.
[4] http://www.ewg.org/drillingaroundthelaw

well sites than when fracking with water-based thickeners. Diesel was signaled out for regulation by federal regulators in the Safe Drinking Water Act exemption -- the only substance not exempted. Diesel was at that time found to be commonly used both because of its ability to dissolve thickener and because it reduces friction in high pressure injections and prevents clogging of the drilling pipe. (See Appendix 6 for excerpts from the "Drilling around the Law")

However, the investigation by the Environmental Working Group published in January 2010 based on review of government files found that **companies are injecting natural gas wells with millions of gallons of fracking fluids laced with petroleum distillates that can be similar to diesel and represent an equal or greater threat to water supplies**. The distillates typically contain the same highly toxic chemicals as diesel: benzene, toluene, ethylbenzene and xylene. Distillates disclosed in records analyzed by EWG have been found to contain up to 93 times more benzene than diesel but require no authorization prior to use. In addition to posing concerns for groundwater contamination, the use of these distillates may help to explain the high levels of benzene in the air around the drilling operations in Fort Worth.

As a result of the various environmental concerns and likely public policy responses, corporate policies for the management of environmental concerns related to hydraulic fracturing may well play a major role in determining the success or failure of the Company's efforts to maintain or expand its operations in this promising area of growth. The Proponent, as an investor in the Company, is quite appropriately seeking better disclosure of the Company's policies regarding hydraulic fracturing and the environment, in order to meet its fiduciary duties to assess risks and opportunities in its portfolio. The Proponent and other investors are duly concerned about whether their investments may be undermined by Company decision-making and policy that may fall behind public and regulatory expectations for environmental protection.

The Company currently engages in only the most minimal discussion of the financial risks to the Company associated with a changing regulatory scheme and the potential for environmental harm. Investors are duly concerned and seek information to assess how the Company is addressing environmental challenges, and whether the Company is effectively positioned to seize the new market opportunities associated with natural gas development.

Analysis

The Proposal raises significant social policy issues facing the Company and therefore transcends ordinary business.

The Company asserts that the resolution is excludable because its subject matter relates to the Company's ordinary business operations. However, because the resolution relates to substantial social policy issues facing the Company, the Proposal transcends excludable ordinary business under Rule 14a-8(i)(7). SEC Release 34-40,018 (May 21, 1998). The Company has not even come close to meeting its burden that it is entitled to exclude the Proposal. Rule 14a-8(g).

a. Recent staff no action letter decisions on materially identical proposals demonstrates that the Proposal is not excludable under the ordinary business rule.

The recent Staff decisions in *Cabot Oil & Gas Corporation* (January 28, 2010) and *EOG Resources* (February 3, 2010) found that a proposal with nearly identical language to the present Proposal[5] was not excludable under Rule 14a-8(i)(7), noting that the proposal focuses primarily on the environmental impacts of the company's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. These precedents are directly applicable to the present proposal – indeed the company acknowledged in its no action request that its position is identical with those companies -- and therefore the proposal is not excludable.

b. Legal Background

The Staff has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The second consideration comes into play when a proposal involves "methods for implementing complex policies." *Id.*

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[5] The Proposal in *Cabot Oil & Gas Corporation* (January 28, 2010) included an additional request, beyond the current Proposal, for disclosure of risks related to the environmental impacts identified. This additional language is not relevant to the determination of whether the subject matter of the current resolution relates to a transcendent social policy issue and is therefore not excludable as ordinary business. If anything, the Proposal found to be not excludable in that decision reached further than the current proposal into matters that have in the past sometimes been found to be excludable, and yet did not amount to excludable ordinary business. The proposal in EOG Resources was identical to the current proposal in its resolved clause.

A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". *Id.* at 426. Interpreting that standard, the Court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id.* at 427.

Thus, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993), quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

The SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" exclusion determinations would hinge on two factors:

Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added).

"Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." *Id.* However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations." *Id.*

The SEC has also made it clear that under the Rule, "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added). Rule 14a-8(g).

The subject matter of the present proposal is a non-excludable social policy issue.
Recent Staff bulletins have built upon prior releases to reinforce the notion that resolutions focusing on minimizing environmental damage, as in the present resolution, are not excludable, because they address a significant social policy issue. **In Staff Legal Bulletin 14C, the staff noted that it would not find to be excludable resolutions relating to reducing the environmental impacts of the Company's operations**. The bulletin noted:

> ...To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).[6]

The current resolution follows this model. In fact, in Staff Legal Bulletin 14C, Staff used as a reference for a nonexcludable resolution *Exxon Mobil* (Mar. 18, 2005), in which the proposal sought a report on the **potential environmental damage that would result from drilling for oil and gas in protected areas and the implications of a policy of refraining from drilling in those areas**. As the Staff described it, this was permissible because it focused "on the company minimizing or eliminating operations that may adversely affect the environment." ***Like the exemplary ExxonMobil proposal, the present Proposal also focuses on reducing potential environmental damage associated with drilling for gas.***

There are many other examples of resolutions addressing the environmental impacts associated with company operations which have been found permissible, and not excludable as relating to ordinary business. Numerous resolutions have addressed similarly complex environmental issues at many companies without being found to be excludable. As will be discussed further below, favorable staff precedents include *The Dow Chemical Company* (February 23, 2005) (assessment of how trends in human blood testing for chemicals may affect the company, and of how company policies will respond including phaseout plans and safer alternatives); *Pulte Homes Inc.* (February 11, 2008) (policies to minimize its impact on climate change from its products and operations); *Avon Products, Inc.* (March 3, 2003) (evaluating the feasibility of removing, or substituting with safer alternatives, all parabens used in company products); *Union Camp Corporation* (February 12, 1996) (schedule for the total phaseout of processes involving the use of organochlorines in its pulp and paper manufacturing processes); *Great Lakes Chemical Corporation* (March 24, 1992) (policy to immediately end its production and sale of halons); *The Dow Chemical Company* (February 28, 2005) (report on procedures related to potential adverse impacts associated with genetically engineered organisms including assessment of post-marketing monitoring systems, plans for removing GE seed from the ecosystem if necessary, and assessment of risk management systems); *The Dow Chemical Company* (March 7, 2003) (summarizing plans to remediate existing dioxin contamination sites and to phase out products

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[6] The first sentence of that paragraph was the discussion of "risk evaluation":

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.

This has since been reversed by the recent Staff Legal Bulletin 14E, which clarified that shareholders may also ask about disclosure of the financial risks, provided that the subject matter of the resolution itself relates to a "significant social policy issue."

and processes leading to emissions of persistent organic pollutants and dioxins); *E.I. du Pont de Nemours and Company* (February 24, 2006) (a report on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities).

In addition, many of the recent environmental proposals found to transcend ordinary business relate to greenhouse gas emissions, for instance: *Exxon Mobil Corp.* (March 23, 2007) (adopt quantitative goals for reducing greenhouse gas emissions); *Exxon Mobil Corp.* (March 12, 2007) (request for policy to increase renewable energy sources globally and with the goal of achieving between 15% and 25% of its energy sourcing between 2015 and 2025; *General Electric Co.* (January 31, 2007) (report on global warming); and *Ford Motor Co.* (March 6, 2006) (annual report on global warming and cooling).

The recent grant of reconsideration regarding a resolution at *Tyson Foods* (December 15, 2009) may be one of the best indicators yet of the Staff's current thinking regarding what it takes for an issue to transcend ordinary business as a significant social policy issue. The criteria for a significant social policy issue cited by the proponent in Tyson Foods included public controversy surrounding the issue, as demonstrated by indicia such as media coverage, regulatory activity, high level of public debate and legislative or political activity.

The *Tyson Foods* resolution asked the board of directors to adopt a policy and practices for both Tyson's own hog production and its contract suppliers of hogs to phase out the routine use of animal feeds that contain certain antibiotics and to implement certain animal raising practices. The proposal also requested a report on the timetable and measures for implementing the policy and annual publication of data on the use of antibiotics in the feed given to livestock owned or purchased by Tyson.

In its initial no action letter (Nov. 25, 2009), the Staff granted an ordinary business exclusion, noting parenthetically that the resolution related to "the choice of production methods and decisions relating to supplier relationships." The no action letter stated further, "In this regard, we note that the proposal concerns the use of antibiotics in raising livestock." However, on appeal to Meredith Cross, Director, Division of Corporation Finance, the no action decision was reversed. Thomas J. Kim, Chief Counsel & Associate Director of the Division granted the reconsideration, noting:

> At this time, in view of the widespread public debate concerning antimicrobial resistance and the increasing recognition that the use of antibiotics in raising livestock raises significant policy issues, it is our view that proposals relating to the use of antibiotics in raising livestock cannot be considered matters relating to a meat producer's ordinary business operations. In arriving at this position, we note that since 2006, the European Union has banned the use of most antibiotics as feed additives and that Legislation to prohibit the non-therapeutic use of antibiotics in animals absent certain safety findings relating to antimicrobial resistance has recently been introduced in Congress.

> Accordingly, we do not believe that Tyson may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(7).

Thus, in the recent *Tyson Foods* precedent, the developments leading to the subject matter of a proposal being treated as a nonexcludable social policy issue included emerging **restrictions on markets** and a **legislative proposal pending in Congress**.

c. Public concerns and changing public policies regarding the environmental impacts of hydraulic fracturing represent a substantial social policy challenge facing the Company.

Similar to the issue in Tyson Foods of antibiotics in feed, the environmental impacts of hydraulic fracturing have reached a high level of media attention, public concern and potential regulatory restriction. As such, the issue has reached the level of public controversy and concern that render the subject matter of the resolution a significant social policy issue for the purposes of 14a-8(i)(7). Federal legislation has been proposed that would result in restrictions on these practices, concerns about these practices have garnered high visibility attention in major media and state-level restrictions and localized public opposition and concern are making the business more difficult, already causing one company, a lease holder, to voluntarily withdraw from hydraulic fracturing plans in the face of heated controversy in the New York City watershed.

Federal policymaking

In most cases, the Environmental Protection Agency ("EPA") regulates chemicals used in underground injection under the Safe Drinking Water Act. However, as a result of extensive lobbying by the industry, the 2005 Energy Policy Act had stripped the EPA of its authority to regulate hydraulic fracturing under the Safe Drinking Water Act. As a result, natural gas is the only industry that currently benefits from such an exemption.[7] Since then, however, several incidents have emerged to raise new concerns about environmental impacts of hydraulic fracturing. These include contamination incidents around a Cabot Oil & Gas Corporation facility in Susquehanna County, Pennsylvania[8], and drinking water contamination near a Wyoming natural gas facility that EPA officials said could be associated with the natural gas extraction operations[9]. One of the developments that helped to spur new concern and interest is the discovery by the EPA in 2009 in Wyoming of a chemical known to be used in fracturing in at least three wells adjacent to drilling operations. The EPA has signaled its plans to reassess its findings in this area and has already received funding to conduct research into hydraulic fracturing and its impact on drinking water.

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[7] Abrahm Lustgarten, "Drilling process causes water supply alarm?" *Denver Post*, November 11, 2008;Abrahm Lustgarten, "Democrats Call for Studies as Industry Assails Proposals to Regulate Hydraulic Fracturing," *ProPublica*, July 13, 2009.
[8] "Pennsylvania lawsuit says drilling polluted water," *Reuters*, November 9, 2009.
[9] "EPA: Chemicals Found in Wyoming Drinking Water Might Be from Natural Gas Drilling," *Scientific American*, August 26, 2009.

The combined effect of EPA revisiting these issues and substantial public and legislative concern, is that observers in the industry, Congress, and the media are opining that this exemption may soon be eliminated. At the federal level, legislation calling for increased disclosure and more oversight of hydraulic fracturing was introduced in June 2009. Numerous nongovernmental organizations such as the Natural Resources Defense Council, the Oil and Gas Accountability Project and the Western Organization of Resource Councils have called on Congress to close the Safe Drinking Water Act exemption. The Fracturing Responsibility and Awareness of Chemicals Act—or FRAC Act—was introduced in Congress to reinstate the EPA's authority to regulate hydraulic fracturing under the Safe Drinking Water Act.[10] As of December 2009, there were 49 co-sponsors in the House and 5 in the Senate. **The proposed federal legislation is included in Appendix 2.** See January 2010 blog post from law firm of Bracewell & Giuliani regarding prospects for this legislation, **Appendix 3.**

Passage of this legislation could have dramatic implications for companies engaged in hydraulic fracturing by subjecting them to EPA oversight, potentially restricting areas in which hydraulic fracturing may be performed, limiting materials that may be used, or otherwise increasing the costs. As will be discussed further below, the potential for new regulations and restrictions on hydraulic fracturing could be so severe for this industry that when ExxonMobil recently proposed acquiring shale gas company XTO Energy, it included a clause in the merger agreement that would negate the merger in the event of new regulations that make hydraulic fracturing economically infeasible.

In addition to considering legislation to bring the sector under EPA regulatory controls, in November 2009, Congress included in the FY2009-2010 Interior-Environment Appropriations bill funding for the EPA to study the impacts of hydraulic fracturing.

The EPA recently demonstrated its concern regarding hydraulic fracturing and the environment in comments submitted in December 2009 regarding a draft supplemental generic environmental impact statement (DSGEIS) for hydraulic fracturing in the Marcellus Shale of New York State. The DSGEIS was prepared under New York law as a step toward allowing drilling and hydraulic fracturing in a geologic area which includes the watershed for New York City's water supply. The cover letter of the EPA's detailed comments **(enclosed in Appendix 5)** to the state Department of Environmental Conservation noted a series of environmental concerns and reservations:

> In conclusion, EPA believes that NYSDEC has prepared an informative DSGEIS on hydrologic fracturing of the Marcellus Shale. However, we have concerns regarding potential impacts to human health and the environment that we believe warrant further scientific and regulatory analysis. Of particular concern to EPA are issues involving **water supply, water quality, wastewater treatment operations, local and regional air quality, management of naturally occurring radioactive materials disturbed during**

[10] Senator Robert Casey, Jr, "Statement for the Record, Introduction of the Fracturing Responsibility and Awareness of Chemicals (FRAC) Act," June 9, 2009, available at:
http://casey.senate.gov/newsroom/press/release/?id=3D78271C-E412-4B63-95B8-419E75CE2BB6

> **drilling, cumulative environmental impacts, and the New York City watershed.** EPA recommends that these concerns be addressed and essential environmental protection measures established prior to the completion of the SEQRA process.

On February 18, 2010, Chairman Henry A. Waxman and Subcommittee Chairman Edward Markey of the House Energy and Commerce Committee sent letters to eight oil and gas companies that use hydraulic fracturing to extract oil and natural gas from unconventional sources in the United States. The Committee is requesting information on the chemicals used in fracturing fluids and the potential impact of the practice on the environment and human health.[11]

Public policy developments in Western states

While federal investigation and intervention are gaining momentum, efforts to restrict or regulate hydraulic fracturing are also accelerating in the western states, where natural gas drilling and hydraulic fracturing occur.

- In 2008, the Colorado Oil and Gas Conservation Commission (COGCC) passed regulations designed to protect drinking water from contamination from natural gas drilling and increase disclosure of the chemicals used.

- Grand Junction, Colorado adopted a watershed management plan that encourages the use of "green" hydraulic fluids, comprehensive disclosure of the constituents used and requires a tracer chemical be used to ensure that any contamination could be traced back to its source.

- Counties in New Mexico and Wyoming have adopted rules constraining various parts of the natural gas drilling process, exposing the companies involved to a patchwork of diverse regulations.

Public policy developments in New York State

Public controversy on hydraulic fracturing has reached a fever pitch in the New York City ("NYC") area, as the DSGEIS does not ban drilling in its drinking water watershed. Public opposition led one company - the only one with existing leases - to withdraw its plans to drill and engage in hydraulic fracturing within the watershed.

A portion of the Marcellus shale, which some believe to be the largest onshore natural gas reserve, sits below New York State and, in particular, under part of the watershed that provides New York City's drinking water. Policymakers, the media, community groups and the environmental community escalated their opposition to hydraulic fracturing within this watershed. In December 2009, the New York City Department of Environmental Conservation announced that the results of a thorough assessment using the latest science and available technology indicated that hydraulic fracturing posed "an unacceptable threat to the unfiltered, fresh water supply of nine million New Yorkers, and cannot safely be permitted within the New

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[11] Energy and Commerce Committee News Release, February 18, 2010.

York City watershed"[12] and, therefore, previously proposed permit conditions for hydraulic fracturing in the area were insufficient.

This has been the first time that a member of New York City Mayor Michael Bloomberg's administration officially requested a prohibition of natural gas drilling in the drinking watershed.[13] The same day, US Congressman Maurice Hinchey (D-NY) submitted comments on the draft permit conditions where he found the current draft insufficient, stating "we cannot afford to get this wrong. While the economic benefits of drilling are potentially great, the potentially disastrous economic and public health consequences of failing to protect our water supplies would be exponentially greater."[14] At the same time, the Manhattan Borough President submitted comments encouraging the "DEC to prohibit all high-volume horizontal hydraulic drilling in the Marcellus Shale within the boundaries of New York City's unfiltered water supply" and "to establish mandatory regulations in place of a discretionary permitting and environmental review process for such drilling throughout the State."[15] In early December, over 25 environmental groups called on Governor David Patterson to strengthen the draft document, stating that "we believe how you handle this issue will largely determine the environmental and public health legacy of your first Administration."[16] Given this momentum for strong and comprehensive permit conditions, companies face the distinct possibility that the policy governing the NYC watershed and beyond will be significantly restrictive in the near future. Media attention paid to these contentious hearings in November and December seems to indicate this is an issue local policymakers and officials must address, or risk alienating constituents.

Natural gas companies are buying up parcels of land in other key drinking watersheds across New York State.[17] However, legislation introduced in the New York State Assembly and Senate prohibits natural gas drilling in the NYC watershed and also "in any recharge area of a sole source aquifer, in any area where groundwater contributes a significant base flow to surface water sources of drinking water and in any other area where the department shall find presents a significant threat of hydraulic fracturing compounds entering into a significant source of drinking water."[18] This legislation, if passed, could have implications for watershed areas that feed into other drinking water sources across the state.

<u>Governor of Pennsylvania proposes new hydraulic fracturing regulations</u>

On January 28, 2010, Reuters reported that the Governor of Pennsylvania announced that he was proposing new regulations on natural gas extraction to prevent environmental damage.

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[12] New York City Comments to the New York State Department of Environmental Conservation Draft Supplemental Generic Environmental Impact Statement, December 22, 2009.
[13] Edith Honan, "NYC Urges Ban on Shale Gas Drilling in Watershed," Reuters, December 23, 2009.
[14] Formal Comments of Congressman Maurice Hinchey to the Honorable Pete Grannis, Commissioner, Department of Environmental Conservation, New York, December 22, 2009.
[15] Scott Stringer, City of New York, Office of the President, Borough of Manhattan, December 22, 2009.
[16] Correspondence of Environmental Organizations to David Patterson, December 3, 2009.
[17] Delen Goldberg, "As NY Mulls Hydrofracking Regulations, Gas Companies Lease Land in NYC Watersheds," *The Post-Standard*, December 28, 2009.
[18] New York State Assembly, "An act to amend the environmental conservation law, in relation to the regulation of the drilling of natural gas resources," Available at: http://assembly.state.ny.us/leg/?bn=S06244&sh=t

"Pennsylvania Gov. Ed Rendell on Thursday proposed new rules to strengthen state regulation of natural gas drilling to protect drinking water supplies and announced the hiring of 68 new inspectors. The measures reflect the Democratic governor's environmental concerns while still aiming to promote development of the massive Marcellus Shale formation. The regulations are designed to prevent the escape of drilling chemicals into domestic water supplies, following numerous local reports of contamination from a process called hydraulic fracturing… They would require energy companies to restore or replace water supplies affected by drilling; require operators to notify regulators of any leakage of gas into water wells; and direct drillers to construct well casings from oilfield-grade cement designed to prevent leakage of drilling fluid into underground water supplies." "Pennsylvania plans more gas drilling regulation," Reuters, January 28, 2010. **See full article in Appendix 4.**

Companies engaged in hydraulic fracturing have recognized that the high-profile nature of environmental concerns will lead to changing public policies.

In late October 2009, in the face of the massive public controversy about its plans to engage in drilling and hydraulic fracturing near the New York City watershed, Chesapeake Energy, the only company to hold leases within that watershed, announced it would voluntarily refrain from drilling within the boundary.

Earlier in October, Chesapeake's CEO had called on the industry to "disclose the chemicals that we are using and search for alternatives…."[19] Days before, Schlumberger, second only to Halliburton in providing fracturing services to natural gas companies, said it is pushing its suppliers to increase disclosure of chemicals contained in fracturing fluids. A Southwestern Energy board director was quoted saying, "[L]et's just put it out there, we're better off."[20]

These calls for increased disclosure are also bringing about an increased recognition that the industry will soon have to play by new restrictive rules. According to the CEO of Schlumberger, "I'm pretty sure that there will be some form of new regulation in order to satisfy the authorities and the public's desire to know that what is being done is safe." He went on to say, "And that seems to me a perfectly natural thing to want."[21]

In a December *CNN Money* story, Kevin Book, a managing director at ClearView Energy Partners, which monitors political developments in the energy sector, summed up the situation. "Book said several bills in Congress include provisions that direct the EPA to study the issue more broadly, and could ultimately lead to further regulation, 'These are the placeholders,' said Book. 'Is a change in the law coming? Probably.'"[22] Similarly, an energy analyst for Jeffries & Co. was recently quoted, saying that "national political pressure for tighter regulation was already increasing…" At the same time, Penn State University professor Terry Engelder believes

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[19] Katie Howell, "Spills, Looming Regulations Spur Natural Gas Industry Toward Disclosure," *The New York Times*, October 1, 2009.
[20] David Wethe, Schlumberger Presses for Shale-Gas Openness as Regulation Looms, *Bloomberg.com*, September 29, 2009.
[21] Braden Reddall, "Schlumberger CEO Sees New Gas Drilling Regulation," *Reuters*, October 23, 2009.
[22] Steve Hargreaves, "Exxon's Drilling Juggernaut," *CNNMoney.com*, December 23, 2009.

the proposed regulations in New York State increase the prospect of national regulation through the federal FRAC Act stating, "[i]t shines a brighter light on the Frack Act (sic) because New York is a significant enough fraction of the U.S population that care will be taken."[23]

ExxonMobil has conditioned the proposed purchase of a company in the natural gas sector with concern that the shifting regulatory landscape might render hydraulic fracturing illegal or commercially impracticable.

A striking indication that future regulations have the potential to dramatically influence natural gas development using hydraulic fracturing was contained in the merger agreement between oil giant ExxonMobil and shale gas heavyweight XTO Energy. ExxonMobil protected its right to back out of the deal if state or federal regulations significantly restrict hydraulic fracturing, rendering it illegal or commercially impracticable. While the companies state that the language is standard and they do not anticipate problems, reporters for the business press found that this is not a typical provision. According to a recent *Wall Street Journal* article, "William F. Henderson, Senior Vice President of Energy Policy for Concept Capital, a Washington research group that advises institutional investors, said **until the Exxon-XTO merger agreement, he had never seen provisions in a deal about the political risks involving fracking**."[24]

Media coverage of hydraulic fracturing and the environment demonstrates prominence of this social policy issue.

As noted in the resolution, a search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and "environment" in the last two years, a 265 percent increase over the prior three years. In the two months subsequent to that search, an additional 482 articles meeting that search criterion were published in the Nexis Mega-news library. Exemplary news articles are included in Appendix 4.

Wall Street Journal

In the investment industry's "publication of record," the *Wall Street Journal,* coverage of the hydraulic fracturing issue has been an ongoing and high-profile story for the last two years. See, for instance: Gold, Russell and Ben Casselman, Drilling Tactic Unleashes a Trove of Natural Gas—And a Backlash, January 21, 2010, Page 1; Gold, Russell, "Corporate News: Exxon Can Stop Deal if Drilling Method Is Restricted --- Provision Makes $31 Billion XTO Pact Contingent on Continued Viability of 'Fracking' Technique to Extract Gas," 17 Dec. 2009: B3; "Gas Could Be America's Energy Savior, With Caveats," 9 Nov. 2009: A1; Casselman, Ben and Gonzalez, Angel, "Baker Hughes to Create Oilfield Giant --- Deal for BJ Services, Valued at $5.5 Billion, Would Create Challenger to Industry Rivals," 1 Sep. 2009: B1; Casselman, Ben, "Temblors Rattle Texas Town --- Residents Suspect a Drilling Boom Is Triggering Small Quakes, but Scientists Lack Proof," 12 Jun. 2009: A3; Casselman, Ben, "Industry Lobbies To Avert New Drilling Rules," 5 Jun. 2009: A4; Buurma, Christine, "Gas Drillers Hit Regulations," 30 Jul.

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[23] Edith Honan, "NYC Urges Ban on Shale Gas Drilling in Watershed," *Reuters*, December 23, 2009.

[24] Russell Gold, "Exxon Can Stop Deal if Drilling Method Is Restricted," *The Wall Street Journal*, December 16, 2009.

2008: B4; Chazan, Guy, "Exxon Deal Puts Obscure Gas Deposit on Map," 26 Jun. 2008: B1.

Other Media

Many other news media have also written extensively on the issues regarding hydraulic fracturing. A short sampling of these publications includes: "Pennsylvania residents sue over gas drilling," *Reuters*, November 20, 2009; "Pennsylvania lawsuit says drilling polluted water," *Reuters*, November 9, 2009; "Drilling process causes water supply alarm," *Denver Post*, November 17, 2008; "DEP Orders EOG Oil and Gas to Cease All Gas Well Fracking in Susquehanna County, PA," *Pittsburg Business Times*, September 25, 2009; "EPA: Chemicals Found in Wyoming Drinking Water Might Be from Natural Gas Drilling," *Scientific American*, August 26, 2009; "The domestic drilling backlash," *CNNMoney.com*, December 3, 2009; "Dark Side of a Natural Gas Boom," *New York Times*, December 9, 2009; "Drilling right into a heated environmental debate," *Washington Post*, December 3, 2009 ; "An energy answer in the shale below?" *Washington Post*, December 3, 2009; "Gas Company Won't Drill in New York Watershed," *New York Times*, October 27, 2009.[25]

In summary, it is clear that the level of controversy concerning environmental impacts of hydraulic fracturing has the potential to dramatically impact business as usual. Therefore, not only is this a significant public policy risk transcending ordinary business for the company, but it is imperative that investors in the course of due diligence inquire regarding how portfolio companies like Ultra Petroleum are preparing for, and responding to, the changing public policy climate.

d. The resolution does not entail micromanagement.

In addition to attempting to argue that the resolution does not address a significant social policy issue, the Company also asserts that the resolution involves excludable micromanagement.

Despite the Company's assertions to the contrary, the Proposal does not delve into minutia on issues outside of the expertise or interest of investors. The Proposal asks the management to issue a report at reasonable expense, excluding proprietary information and summarizing the key elements of this major social policy issue: impacts and solutions.

The language of the current Proposal gives substantial flexibility to the Board of Directors of the Company regarding the contents of the requested report. First of all, the Board is only required to prepare a report at reasonable cost. Secondly, the report is not expected to be a detailed accounting of environmental impacts, policies, and risks, but only a summary report "summarizing" those issues. The Board would have the flexibility, by the combination of

[25] The efforts by investors to file resolutions and dialogue with companies in this sector about the environmental impacts of hydraulic fracturing has also garnered news coverage. See for instance, Anna Driver, Matthew Lewis, "Investors target Marcellus Shale drillers," *Reuters*, Jan 26, 2010.

"reasonable costs" and "summarizing," to determine a depth of the report appropriate for presentation to the shareholders.

On the other hand, the report would reflect a great improvement for concerned investors over the current set of disclosures on these issues. Review of the Company's recent 10K and 10-Q reports demonstrated disturbingly sparse attention to these issues. Indeed, the only possible attention given to the risks and environmental concerns associated with this major social policy challenge in the company's reporting to shareholders are vague discussions of regulatory risks associated with environmental pollution from its facilities. While there are mentions in the Ultra Petroleum 10-K report for 2008, issued February 20, 2009 , regarding regulatory risks associated with greenhouse gas emissions and climate change issues, there is no discussion at all regarding the environmental concerns and risks, including increasing concern of regulators, associated with hydraulic fracturing.

In contrast to the high visibility given to the hydraulic fracturing and environment issue in the media and public policy circles, we found no discussion at all in the Company's SEC filings at all of the growing public, political, and regulatory scrutiny and concern associated with hydraulic fracturing and the environment. Thus, the shareholder proposal seeking better disclosure on these issues seems particularly well-founded.

Numerous SEC staff precedents demonstrate that when it comes to complex or chemically intensive industries, shareholders are within their rights to inquire regarding company policies that allow shareholders to assess the effectiveness of environmental management approaches. The following are a few of the instances in which staff found resolutions seeking information on environmental impacts and policies on safer technologies to transcend ordinary business and seek reasonable information at a policy level from the company and therefore be found to be nonexcludable.

In *The Dow Chemical Company* (February 23, 2005) the proposal asked for the company's assessment of how trends in human blood testing for chemicals may affect the company, and how emerging policies may restrict markets for categories of the company's products, with a phaseout plan and timeline for each product targeted by certain of those policies, or an explanation of why safer alternatives could not be substituted.

In *Pulte Homes Inc.* (February 11, 2008) the proposal requested that the Board provide a report on the feasibility of the company developing policies to minimize its impact on climate change from its products and operations.

In *Avon Products, Inc.* (March 3, 2003) the proposal requested that the Board of Directors prepare a report evaluating the feasibility of removing, or substituting with safer alternatives, all parabens used in Avon products.

In *Union Camp Corporation* (February 12, 1996) the proposal requested the paper company to establish a schedule for the total phaseout of processes involving the use of organochlorines in its pulp and paper manufacturing processes, and was found nonexcludable by the staff because "it raised important environmental issues beyond the Company's ordinary business operations."

In *Great Lakes Chemical Corporation* (March 24, 1992) the proposal requested that the Company adopt a policy to immediately end its production and sale of halons and provide information on the strategies to accomplish this policy.

In *The Dow Chemical Company* (February 28, 2005) the proposal requested the board to prepare a report to shareholders on Dow Chemical's procedures related to potential adverse impacts associated with genetically engineered organisms that includes information specified in the proposal. The proposal was very specific and fairly detailed in its request that the report to shareholders address the company's internal controls related to potential adverse impacts associated with genetically engineered organisms, including:

- adequacy of current post-marketing monitoring systems;
- adequacy of plans for removing GE seed from the ecosystem should circumstances so require;
- possible impact on all Dow seed product integrity;
- effectiveness of established risk management processes for different environments and agricultural systems such as Mexico.

Similarly, a request at *The Dow Chemical Company* (March 7, 2003) asked the board of directors to issue a report summarizing Dow Chemical's plans to remediate existing dioxin contamination sites and to phase out products and processes leading to emissions of persistent organic pollutants and dioxins, and describes other matters to be included in the report.

A resolution at the *E.I. du Pont de Nemours and Company* (February 24, 2006) requested that the independent directors of the board prepare a report on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities. This particular resolution is a good example of a fundamental principle in operation in the present case which is that the fact that a shareholder proposal inquires as to technologies used by the company in its operations does not render the resolution excludable if those technologies are implicated in a large social policy concerns.

Risk Evaluation precedents are inapplicable to this resolution.
The Company cites precedents regarding risk evaluation as grounds for exclusion of the resolution. The plain language of the present resolution does not request an internal risk evaluation by the company; instead, it asks for a report to investors on environmental impacts and policies of the Company regarding development of safer alternatives to minimize environmental impacts.

Moreover, the precedents cited by the Company are no longer a relevant framework for evaluating the exclusion of a resolution based on risk evaluation. As noted in recent Staff Legal Bulletin 14E, the Staff will evaluate resolutions based on whether the subject matter involves a significant social policy issue, rather than whether the resolution may in the course of addressing such subject matter ask for evaluation or disclosure of risks. The subject matter of the resolution relates to minimizing environmental impacts, and the significant social policy issue associated with environmental concerns regarding hydraulic fracturing, and therefore the resolution is not excludable as a request for internal risk evaluation.

e. <u>The social policy issue in the Proposal has a solid nexus to the Company.</u>

In the closing passages of its no action request letter, the Company asserts that there is no confirmed environmental threat associated with hydraulic fracturing and that therefore there is no nexus of these concerns to the company's operations. To the contrary, as shown above, significant environmental concerns have been raised by policymakers and recent incidents and reports regarding hydraulic fracturing. Furthermore, the link of these concerns to the Company is solid. Indeed, the Company notes in its no action request letter that it "...owns interests in over 1,000 oil and natural gas wells. Hydraulic fracturing operations have been conducted on almost all of these wells."

Some of these operations are in regions where the environmental scrutiny and conflict is particularly high. For instance, in one of the regions of highest environmental conflict, the Marcellus Shale, Ultra Petroleum reportedly acquired 80,000 acres with the potential for 1800 net drilling locations in December 2009 at a value of $400 million according to a December 21, 2009 Reuters report. Further, the company notes in its most recent form 10-Q that it is:

> very active in the Marcellus Formation - During 2009, Ultra drilled 37 gross (22.5 net) wells in Pennsylvania. The company's first production in the Marcellus program began in July 2009, and by year-end 13 wells were producing. Initial production (IP) rates for the producing wells average 7,500 Mcf per day with an average lateral length of just over 3,800 feet....The company began 2009 with 288,000 gross (152,000 net) acres in the Marcellus. Through a combination of land acquisitions, trades and swaps, Ultra increased its holdings to 326,000 gross (169,000 net) acres by year-end. On December 21, 2009, Ultra announced that it had signed a purchase and sale agreement to acquire approximately 160,000 gross (80,000 net) acres in the Marcellus Shale. Upon closing of the acquisition in late February 2010, the company will hold approximately 486,000 gross (249,000 net) acres...

Notably, regulation and enforcement in Pennsylvania is being stepped up to respond to environmental concerns in that state. As is apparent from media coverage, growing EPA interest, a groundswell of public concern and the sector's expectations regarding impending federal regulation, additional new restrictions on this industry may be expected in order to prevent any such environmental impacts from occurring as hydraulic fracturing operations expand in the coming years. As one of the sector's practitioners of hydraulic fracturing, the Company is not at all immune or distant from these concerns and interests. As such, the questions raised by the resolution regarding the environmental impacts and preventive measures have a very close nexus to this Company and its investors.

Conclusion

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Larisa Ruoff, Green Century Equity Fund
Garrett B. Smith, Senior Attorney, Ultra Petroleum

Appendices Regarding Proponent Response
to No Action Letter Request of Ultra Petroleum Corp.

1. **Text of the shareholder Proposal**
2. **Examples of federal and state legislation on hydraulic fracturing and the environment**
3. **Blog post regarding prospects for federal hydraulic fracturing legislation in 2010**
4. **Selected news articles**
5. **EPA letter to State of New York regarding environmental concerns regarding hydraulic fracturing in the Marcellus Shale**
6. **Excerpt from Drilling Around the Law, Environmental Working Group**

1. Text of the shareholder Proposal

Appendix 1 - Proposal

Safer Alternatives for Natural Gas Exploration and Development

Whereas,

Onshore "unconventional" natural gas production requiring hydraulic fracturing, which injects a mix of water, chemicals, and particles underground to create fractures through which gas can flow for collection, is estimated to increase by 45% between 2007 and 2030. An estimated 60-80% of natural gas wells drilled in the next decade will require hydraulic fracturing.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills, impacts to local water quantity and quality, and degradation of air quality. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas linked to fracturing operations in drinking water. In Wyoming, the US Environmental Protection Agency (EPA) recently found a chemical known to be used in fracturing in at least three wells adjacent to drilling operations.

There is virtually no public disclosure of chemicals used at fracturing locations. The Energy Policy Act of 2005 stripped EPA of its authority to regulate fracturing under the Safe Drinking Water Act and state regulation is uneven and limited. But recently, some new federal and state regulations have been proposed. In June 2009, federal legislation to reinstate EPA authority to regulate fracturing was introduced. In September 2009, the New York State Department of Environmental Conservation released draft permit conditions that would require disclosure of chemicals used, specific well construction protocols, and baseline pre-testing of surrounding drinking water wells. New York sits above part of the Marcellus Shale, which some believe to be the largest onshore natural gas reserve.

Media attention has increased exponentially. A search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure of the chemical constituents used in fracturing.

In the proponents' opinion, emerging technologies to track "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation. Furthermore, we believe uneven regulatory controls and reported contamination incidents compel companies to protect their long-term financial interests by taking measures beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,

Shareholders request that the Board of Directors prepare a report by August 2010, at reasonable cost and omitting proprietary information, summarizing 1.the environmental impact of fracturing operations of Ultra Petroleum; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

Supporting statement:

Proponents believe the policies explored by the report should include, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards.

2. Examples of federal and state legislation on hydraulic fracturing and the environment

HR 2766 IH

111th CONGRESS

1st Session

H. R. 2766

To repeal the exemption for hydraulic fracturing in the Safe Drinking Water Act, and for other purposes.

IN THE HOUSE OF REPRESENTATIVES

June 9, 2009

Ms. DEGETTE (for herself, Mr. HINCHEY, and Mr. POLIS of Colorado) introduced the following bill; which was referred to the Committee on Energy and Commerce

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A BILL

To repeal the exemption for hydraulic fracturing in the Safe Drinking Water Act, and for other purposes.

Be it enacted by the Senate and House of Representatives of the United States of America in Congress assembled,

SECTION 1. SHORT TITLE.

This Act may be cited as the `Fracturing Responsibility and Awareness of Chemicals Act of 2009'.

SEC. 2. REGULATION OF HYDRAULIC FRACTURING.

(a) Hydraulic Fracturing- Section 1421(d)(1) of the Safe Drinking Water Act (42 U.S.C. 300h(d)(1)) is amended by striking subparagraph (B) and inserting:

`(B) includes the underground injection of fluids or propping agents pursuant to hydraulic fracturing operations related to oil and gas production activities; but

`(C) excludes the underground injection of natural gas for purposes of storage.'.

(b) Disclosure- Section 1421(b) of the Safe Drinking Water Act (42 U.S.C. 300h(b)) is amended as follows:

(1) In subparagraph (C) of paragraph (1) insert before the semicolon `, including a requirement that any person using hydraulic fracturing disclose to the State (or the Administrator if the Administrator has primary enforcement responsibility in the State) the chemical constituents (but not the proprietary chemical formulas) used in the fracturing process'.

(2) Add the following new paragraph at the end thereof:

`(4) The State (or Administrator) shall make the disclosure of chemical constituents referred to in subparagraph (C) of paragraph (1) available to the public, including a posting of the information on an appropriate Internet website. In addition, whenever the State or the Administrator, or a treating physician or nurse, determines that a medical emergency exists and the proprietary chemical formulas or specific chemical identity of a chemical used in hydraulic fracturing is necessary for emergency or first-aid treatment, the person using hydraulic fracturing shall immediately disclose the proprietary chemical formulas or the specific chemical identity of a trade secret chemical to the State, the Administrator, or that treating physician or nurse, regardless of the existence of a written statement of need or a confidentiality agreement. The person using hydraulic fracturing may require a written statement of need and a confidentiality agreement as soon thereafter as circumstances permit.'.

END



Assemblymember
James F. Brennan



Assembly District 44

James F. Brennan

Brennan Legislation Bans Gas Drilling In NYC Watershed and Other Critical Water Supply Areas

October 26, 2009

Assemblymember Jim Brennan (D-Brooklyn) has introduced a bill (A.8748) to prohibit gas drilling in the New York City watershed or anywhere within five miles of its boundary, in the Delaware River watershed or anywhere that is a recharge area of a sole source aquifer. Twenty-two members of the Assembly have joined Mr. Brennan in sponsoring this measure and Senator Tom Duane is carrying the bill in the Senate (S. 6244).

New York City residents depend on its water supply from the Catskill area for pure drinking water. If any contamination were to occur, it would cost the City of New York at least $10 billion to construct a water filtration plant as well as hundreds of millions of dollars in maintenance costs.

"Clean, potable water is of utmost concern," Mr. Brennan said. "We cannot take a chance with the source of safe drinking water for over 9 million people who depend on it daily in New York City. We must be sure that the New York City watershed area, as well as the aquifers that our upstate residents depend upon, are protected from any possible contamination. My bill identifies the protections that must be taken to prevent the need for clean-up later."

This bill is designed to protect the areas that are immediately adjacent to drinking water supplies by making them off limits to drilling. Furthermore, the bill requires disclosure of all chemicals used in the drilling process, and provides for specific procedures to be followed in the case of spills. Storage of fluids used for drilling and the waste created are regulated and the waste must be treated as a hazardous substance. The bill places the burden of any mistakes made by the drilling industry clearly on their shoulders to clean up and pay the consequences. The bill directs the DEC to include numerous protections in the permitting process and requires the permit fees to cover the costs of oversight by the department along with any remediation that may become necessary due to the companies' actions.

News

- Assemblymember James F. Brennan Reports to the People - Fall 2009
- New York City and School Districts Statewide: A Comparison of Test Score Improvement
- Peace Restored to Church Avenue
- Brennan Legislation Bans Gas Drilling In NYC Watershed and Other Critical Water Supply Areas
- New Atlantic Yards Study Should Cause State to Reorder Priorities: Accelerate Affordable Housing, Brennan Says

View all Publications

4. Selected news articles

COMMONWEALTH OF PENNSYLVANIA
Dept. of Environmental Protection
Commonwealth News Bureau
Room 308, Main Capitol Building
Harrisburg PA., 17120

FOR IMMEDIATE RELEASE
09/25/2009

CONTACT:
Daniel T. Spadoni
(570) 327-3659

DEP ORDERS CABOT OIL AND GAS TO CEASE ALL GAS WELL FRACKING IN SUSQUEHANNA COUNTY

WILLIAMSPORT – The Department of Environmental Protection has ordered Cabot Oil and Gas Corporation to cease all natural gas well hydro fracking operations in Susquehanna County until the company completes a number of important engineering and safety tasks. "The department took this action because of our concern about Cabot's current fracking process and to ensure that the environment in Susquehanna County is properly protected," DEP Northcentral Regional Director Robert Yowell said. Cabot voluntarily shut down fracking operations at the Heitsman well in Dimock Township on Tuesday afternoon following three separate spills there in less than one week. The company is currently drilling seven new wells in the county that will require fracking. The order requires Cabot to develop within 14 days an updated and accurate Pollution Prevention and Contingency Plan and Control and Disposal Plan for all permitted well pad sites in Susquehanna County. The company must conduct an engineering study of all equipment and work practices associated with hydraulic fracturing at all well sites in the county within 21 days. The engineering study must include a detailed evaluation and explanation of the causes of the three spills that occurred in the past week and establish corrective measures Cabot will use to prevent similar releases. Within 21 days of DEP's approval of the Pollution Prevention and Contingency Plan, the Control and Disposal Plan, and the engineering study, Cabot must fully implement all of the recommendations and requirements in those documents. The company also must place the approved Pollution Prevention and Contingency Plan and Control and Disposal Plan in a conspicuous location at each permitted well site and provide a copy to each contractor and subcontractor working at any well site. Contractors and subcontractors cannot begin work at any well site until they receive the two plans. In a separate enforcement action, DEP issued a notice of violation to Cabot for the third spill at the Heitsman well that occurred Tuesday morning. The violations noted are nearly the same as in DEP's Sept. 22 notice of violation issued to Cabot for the two spills last week. ###

2009

COMMONWEALTH OF PENNSYLVANIA
Dept. of Environmental Protection
Commonwealth News Bureau
Room 308, Main Capitol Building
Harrisburg PA., 17120

FOR IMMEDIATE RELEASE
10/22/2009

CONTACT:
Daniel T. Spadoni
570-327-3659

DEP Fines Cabot Oil and Gas Corp. $56,650 for Susquehanna County Spills
Company Had Three Spills Totaling 8,000 Gallons in Less Than One Week

Williamsport – The Department of Environmental Protection has fined Cabot Oil and Gas Corp. $56,650 for three spills of a water/liquid gel mixture at its Heitsman natural gas well in Dimock Township, Susquehanna County, last month. "This penalty was assessed for Cabot's violations of the Clean Streams Law, Solid Waste Management Act and Oil and Gas Act," said DEP Northcentral Regional Director Robert Yowell. "We expect that Cabot will do a better job in the future of overseeing its contractors now that the company has an improved preparedness, prevention and contingency plan in place." Cabot had two spills at its Heitsman well on Sept. 16 and a third spill on Sept. 22. The spills totaled about 8,000 gallons and caused pollution in Stevens Creek and a nearby wetland. All three spills involved a water/liquid gel mixture used in the hydro fracturing process. On Sept. 24, DEP ordered Cabot to cease all hydro fracturing in Susquehanna County and submit an updated plan and an engineering study. Cabot submitted those documents on Oct. 6. DEP reviewed and approved the documents on Oct. 16, and gave Cabot the approval to resume hydro fracturing in the county. For more information, call 570-327-3659 or visit www.depweb.state.pa.us, keywords: Oil and gas. Media contact: Daniel T. Spadoni, 570-327-3659 Source: Department of Environmental Protection, Northcentral Regional Office

2009

COMMONWEALTH OF PENNSYLVANIA
Dept. of Environmental Protection
Commonwealth News Bureau
Room 308, Main Capitol Building
Harrisburg PA., 17120

FOR IMMEDIATE RELEASE
11/4/2009

CONTACT:
Freda Tarbell
(814) 332-6816

DEP Reaches Agreement with Cabot to Prevent Gas Migration, Restore Water Supplies in Dimock Township
Agreement Requires DEP Approval for Well Casing, Cementing

Meadville – The Department of Environmental Protection and Cabot Oil and Gas Corp. have executed a consent order and agreement that will provide a long-term solution for migrating gas that has affected 13 water supplies in Dimock Township, Susquehanna County. The affected area covers nine square miles around Carter Road. The consent order and agreement outlines a process that will give DEP more oversight of Cabot's new well construction work in the affected area. Prior to drilling and hydraulic fracturing, or hydro fracking, the company will submit well casing and cementing plans to DEP. Once DEP provides written approval, Cabot may proceed. "The goal of the consent order and agreement is to ensure a long-term resolution to issues that have emerged in Dimock," said DEP Northwest Regional Director Kelly Burch. "The company will focus on the integrity of the wells in the affected area in an attempt to determine the source of the migrating gas." This past week, Cabot has provided an interim solution for all of the homes where water supplies have been affected. Cabot must develop a plan by March 31 to restore or replace the affected water supplies permanently. Under the consent order and agreement, Cabot must additionally submit to DEP: • Information on all parties who have contacted the company about water quantity or quality issues; and • A plan that specifically identifies how the company intends to prove the integrity of the casing and cementing on existing wells and fix defective casing and cementing by March 31. If Cabot fails to fix the defective casing and cementing by the March deadline, the company must plug defective wells or implement another alternative as approved by DEP. In addition, Cabot paid a $120,000 civil penalty for violations of the Oil and Gas Act, the Solid Waste Management Act and the Clean Streams Law. The consent order and agreement caps a DEP investigation that began early this year when numerous Dimock area residents reported evidence of natural gas in their water supplies. DEP inspectors discovered that the well casings on some of Cabot's natural gas wells were cemented improperly or insufficiently, allowing natural gas to migrate to groundwater. On Sept. 25, following a series of wastewater spills, DEP ordered Cabot to cease hydro fracking natural gas wells throughout Susquehanna County. The prohibition was removed after the company completed a number of important engineering and safety tasks. Cabot Oil and Gas Corp. is a Delaware-based company with a mailing address in Pittsburgh. For more information on oil and gas wells, visit www.depweb@state.pa.us, keyword: Oil and gas.

2009

5. EPA letter to State of New York regarding environmental concerns regarding hydraulic fracturing in the Marcellus Shale



UNITED STATES ENVIRONMENTAL PROTECTION AGENCY
REGION 2
290 BROADWAY
NEW YORK, NY 10007-1866

DEC 30 2009

dSGEIS Comments
Bureau of Oil & Gas Regulation
NYSDEC Division of Mineral Resources
625 Broadway, Third Floor
Albany, NY 12233-6500

Dear Sir or Madam:

The U.S. Environmental Protection Agency (EPA) has reviewed the September 2009 draft Supplemental Generic Environmental Impact Statement (dSGEIS) that was prepared by the New York State Department of Environmental Conservation (NYSDEC) Division of Mineral Resources on the Oil, Gas and Solution Mining Regulatory Program Well Permit Issuance for Horizontal Drilling and High-Volume Hydraulic Fracturing to Develop the Marcellus Shale and Other Low-Permeability Gas Reservoirs. The purpose of the dSGEIS is to satisfy the requirements of the State Environmental Quality Review Act (SEQRA) for NYSDEC to review and process permit applications for the horizontal drilling and hydraulic fracturing (hydrofracturing) of natural gas bearing shales, including the Marcellus Shale. This letter responds to NYSDEC's requests for comments on the dSGEIS and presents EPA's major concerns. Technical comments on the dSGEIS are enclosed.

EPA believes that the analysis and discussion of cumulative and indirect impacts in the dSGEIS need to be significantly expanded. Even with its generic format, the dSGEIS should discuss the impacts that may result from past, present, and reasonably foreseeable future projects as well as those impacts associated with gas drilling and hydrofracturing that may occur later in time or at a distance from the immediate project site. For example, as the New York State Public Service Commission (PSC) has the regulatory authority over the construction and operation of the natural gas gathering pipes, the dSGEIS does not include an evaluation of the environmental impacts of the separate yet interrelated actions of siting and constructing gathering lines. EPA also notes that the dSGEIS does not analyze the impacts from new drilling service industries that would undoubtedly result. To ensure a full analysis of cumulative and indirect impacts, we recommend that the PSC become a cooperating agency and that the PSC-related issues be fully integrated in the finalization of this document, and that all potential environmental impacts for the actions of drilling, hydrofracturing, collecting and transporting natural gas from the Marcellus Shale be assessed. Such collaboration may also provide the opportunity to coordinate actions in order to minimize the amount of flaring of gas between the time of opening a well and the construction of gathering lines.

In addition, a greater emphasis needs to be placed on the potential health impacts that may be associated with gas drilling and hydrofracturing. EPA suggests that the New York State Department of Health (DOH) join NYSDEC as a co-lead on the SEQRA document. Not only does DOH have expertise to offer on health impacts, but it was delegated primary enforcement responsibility (primacy) of the Safe Drinking Water Act by EPA. This is of direct interest to EPA as we are responsible for overseeing DOH's implementation and enforcement of the drinking water program.

While EPA understands that this dSGEIS is the SEQRA documentation to specifically evaluate hydraulic fracturing, it supplements a 1992 SEQRA document. EPA is concerned that over the past 17 years since the 1992 GEIS was written, the "existing" environment and conditions in New York State have changed sufficiently that using the information from that report as a baseline for the dSGEIS will not take into account the cumulative impacts from habitat fragmentation, population increase, and climate change that may have occurred during that time.

EPA is particularly concerned about the potential risks associated with gas drilling activities in the New York City watershed and the reservoirs that collect drinking water for nine million people. As a signatory to the 1997 New York City Watershed Memorandum of Agreement (MOA), EPA strongly supports its major tenets, one of which is that watershed protection and community vitality can be achieved concurrently. Nevertheless, the potential for gas drilling in the watershed poses new challenges that were unanticipated at the point at which the MOA signatories agreed on a common approach to protect drinking water. Despite the mitigation measures already proposed by NYSDEC in the dSGEIS, EPA has serious reservations about whether gas drilling in the New York City watershed is consistent with the vision of long-term maintenance of a high quality unfiltered water supply. As NYSDEC is well aware, the watershed supplies drinking water to over nine million people and the avoidance of filtration saves New York taxpayers billions of dollars that would be needed to construct and operate a water filtration plant should the watershed be compromised.

EPA agrees with the sentiments expressed by Acting Commissioner Steven Lawitts of the New York City Department of Environmental Protection (NYCDEP) in his December 23, 2009 comment letter to NYSDEC: "Balancing environmental and public health concerns with the need for adequate energy resources and economic development is a complex and challenging issue – not only in New York but throughout the nation." Acting Commissioner Lawitts also states, "New York City's watershed is a unique resource and deserves special attention and consideration." To address this concern, EPA recommends a very cautious approach in all watershed areas so that NYSDEC can gain experience with, as well as ensure it has the resource capacity for regulating, high volume hydraulic fracturing activities.

Periodically, EPA reviews drinking water quality in the New York City watershed to ensure that drinking water meets all drinking water standards. If gas drilling, however, adversely impacts water quality in the watershed, the city of New York would likely be required to build a filtration treatment system at an expenditure of $10 billion in capital costs and $100 million in annual operating costs. Clearly, it is in all our interests to avoid this scenario.

Although EPA has not had the opportunity to fully review the information contained in NYCDEP's Final Impact Assessment Report, we expect NYSDEC to incorporate appropriate technical information into the SEQRA document. Furthermore, we repeat our proposal of late 2008, that NYSDEC partner with EPA and the NYCDEP to develop an enhanced oversight approach for the New York City watershed that would allow for coordination of regulatory programs such as stormwater permitting, industrial pretreatment, and underground injection control as they relate to horizontal drilling and high volume hydraulic fracturing of the Marcellus Shale. While protecting the New York City watershed is important because of the millions of New Yorkers who rely on this drinking water supply, we also have concerns about water quality impacts throughout the state. Just because fewer people rely on upstate water sources does not imply that these supplies are not also worthy of protection. Therefore, we extend an offer to partner with NYSDEC on similar coordinated efforts state-wide.

Moreover, EPA strongly recommends that the SEQRA documentation reflect any and all direct consultation with each of the Indian Nations in New York State as the dSGEIS does not specifically discuss the impact on the nations. While EPA is aware that NYSDEC has already taken steps in this regard, at the EPA annual Indian leaders meeting in November 2009, representatives of virtually every Indian Nation expressed serious opposition to hydrofracturing. Indian Nation concerns include the radioactivity of cuttings and flowback materials, the fate of toxic/carcinogenic chemicals used in hydrofracturing solutions, the impact on water quality and supply, climate impacts and long-term sustainability.

In addition, to the extent allowed by law, EPA encourages NYSDEC to release information regarding the composition of the hydrofracturing solutions that are expected to be used.

In conclusion, EPA believes that NYSDEC has prepared an informative dSGEIS on hydrologic fracturing of the Marcellus Shale. However, we have concerns regarding potential impacts to human health and the environment that we believe warrant further scientific and regulatory analysis. Of particular concern to EPA are issues involving water supply, water quality, wastewater treatment operations, local and regional air quality, management of naturally occurring radioactive materials disturbed during drilling, cumulative environmental impacts, and the New York City watershed. EPA recommends that these concerns be addressed and essential environmental protection measures established prior to the completion of the SEQRA process.

Thank you for the opportunity to comment on the dSGEIS. EPA's technical comments on the document are enclosed. If you have any questions, please call Lingard Knutson of my staff at (212) 637-3747.

Sincerely,



John Filippelli, Chief
Strategic Planning and Multi-Media Programs Branch

Enclosure


ULTRA
UP
PETROLEUM

Ultra Petroleum Corp.

February 5, 2010

BY ELECTRONIC MAIL
<shareholderproposals@sec.gov>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Ultra Petroleum Corp.
Shareholder Proposal Submitted by Green Century Equity Fund

Ladies and Gentlemen:

Ultra Petroleum Corp. ("Ultra") submits this letter pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934 (as amended, the "1934 Act") to notify the U.S. Securities and Exchange Commission (the "Commission") that Ultra intends to exclude the shareholder proposal and supporting statement (the "Proposal") it received from Green Century Equity Fund ("Green Century") from its proxy statement and form of proxy for its 2010 Annual Stockholders Meeting (collectively, the "2010 Proxy Materials") for the reasons listed below.

The Proposal and all related correspondence are attached hereto as Exhibit A.

Ultra would appreciate and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Division") not recommend enforcement action to the Commission if, in reliance on Rule 14-a8, Ultra elects to omit the Proposal from its 2010 Proxy Materials.

Pursuant to and consistent with Staff Legal Bulletin 14D (November 7, 2008) and Rule 14a-8(j):

- This letter is being emailed to shareholderproposals@sec.gov (in lieu of Ultra providing six additional copies of this letter pursuant to Rule 14a-8(j));
- A copy of this letter (and all attachments) is being simultaneously provided to Green Century by email and facsimile as notification of Ultra's intent to omit the Proposal from its 2010 Proxy Materials; and

- My name, telephone number, email address, and mailing address, as well as the names, telephone numbers, email addresses, and mailing address I have for Green Century are set forth on Schedule 1 to this letter.

- Ultra plans commence distribution of its 2010 Proxy Materials on or about April 28, 2010; this letter is being submitted to the Division not less than eighty (80) days before Ultra files its definitive 2010 Proxy Materials with the Commission.

I. PROPOSAL

The Proposal asserts that hydraulic fracturing[1] "can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills, impacts to local water quantity and quality, and degradation of air quality."

The resolution included in the Proposal provides as follows:

> "Therefore be it resolved,
>
> Shareholders request that the Board of Directors prepare a report by October 1, 2010, at reasonable cost and omitting proprietary information, summarizing 1. the environmental impact of fracturing operations of Ultra Petroleum; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing."

In its Supporting Statement, Green Century suggests that the requested report include specific consideration as to whether Ultra should, in conducting business in the future, engage in the "use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards."

II. BACKGROUND

Ultra is an independent oil and gas company engaged in the exploration and production of oil and natural gas. Ultra owns interests in over 1,000 oil and natural gas wells. Hydraulic fracturing operations have been conducted on almost all of these wells.

---

[1] Hydraulic fracturing, a very common oil and gas operation that Ultra uses in completing almost all of its wells, is a process by which water, sand (or other proppants) and small amounts of other substances (including common chemicals) are pumped from a wellbore into deep, underground rock formations at pressures adequate to create cracks (fractures) in the rock. Fracturing the rock in this manner allows hydrocarbons, including natural gas, to be economically produced from shale and "tight gas" formations which would otherwise be less productive and possibly uneconomic.

Ultra also owns hundreds of thousands of acres of undeveloped oil and gas properties in the Green River Basin in southwest Wyoming and the Marcellus Shale in Pennsylvania. Ultra anticipates thousands of oil and gas wells will be drilled on its undeveloped properties, and that hydraulic fracturing will occur on the vast majority of those wells.

In preparing this letter, Ultra reviewed no-action letter requests sent to the Division in December 2009 and January 2010 which address shareholder proposals received by other oil and gas industry companies, including EOG Resources, Inc. ("EOG") (filed December 30, 2009), Cabot Oil & Gas Corporation ("Cabot") (filed December 21, 2009), and Range Resources Corp. ("Range") (filed January 14, 2010), and that address shareholder proposals substantially identical to the Proposal. Ultra agrees with the arguments advanced in the EOG, Cabot, and Range letters and believes it is similarly situated to EOG, Cabot and Range and that is entitled to exclude the Proposal on the same grounds those companies advanced in their no-action letter requests. Portions of this letter will (closely) resemble those letters.

III. BASIS FOR EXCLUDING THE PROPOSAL – Rule 14a-8(i)(7), Ordinary Business Matters

Under Rule 14a-8(i)(7), a shareholder proposal can be excluded from a registrant's proxy materials if it "deals with a matter relating to the [registrant's] ordinary business operations."

Ultra's business operations involve the exploration, development, production and marketing of natural gas and related hydrocarbons and the assessment and management of risks associated with these activities. Ultra conducts hydraulic fracturing operations as a part of its day-to-day business operations: hydraulic fracturing operations are conducted in the completion of substantially all of its natural gas wells. Ultra also manages environmental, litigation, and reputational risks in connection with its ordinary business (which includes hydraulic fracturing operations).

Ultra believes the Proposal, which requests a report about Ultra's hydraulic fracturing activities, including a description of additional policies, if any, Ultra should adopt relative to those activities to mitigate the ordinary business risks implicated by those activities, may properly be omitted from its 2010 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with Ultra's ordinary business matters.

In Exchange Act Release No. 34-40018 ("Release 40018"), the Commission summarized the following two principal considerations underlying the Commission's interpretation of the "ordinary business" exclusion of Rule 14a-8(i)(7):

(1) Does the subject matter of the Proposal address a task so fundamental to management's ability to run Ultra on a day-to-day basis that it could not, as a practical matter be subject to direct shareholder oversight?

(2) Does the Proposal seek to "micro-manage" Ultra by probing too deeply into matters of a complex nature upon which shareholders, as a group, are not in a position to make an informed judgment?

The Commission also noted that the term "ordinary business" does not refer simply to matters that are "ordinary" as that word is commonly understood. Instead, the term "ordinary business" "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." (Release 40018)

As discussed below, the Proposal runs counter to the considerations in Release 40018 (and other prior Division and Commission guidance relative to Rule 14a-8(i)(7)).

A. The Subject Matter of the Proposal Addresses Fundamental Tasks That Should Not Be Subject to Shareholder Oversight and Seeks to Impermissibly Micro-Manage Ultra's Business.

The subject matter of the Proposal is hydraulic fracturing in the context of oil and gas exploration and development. The subject matter of Ultra's business is the exploration and development of natural gas and related hydrocarbons, including conducting hydraulic fracturing operations on virtually all of its natural gas wells.

Every day, Ultra's management and employees are engaged in designing, engineering, monitoring, managing, and evaluating hydraulic fracturing operations. As a part of those activities, Ultra's management makes determinations about: the composition of the fluids used in the hydraulic fracturing process for each specific geologic formation sought to be completed; how to handle, reuse and recycle related waste fluids; the design and implementation of procedures to reduce risks and impacts to the environment associated with Ultra's activities; complying with regulations and policies addressing human health and safety matters. The Proposal also seeks a report on the environmental impact of Ultra's hydraulic fracturing activities and recommends consideration of policies Ultra could adopt to reduce or eliminate hazards to air, water and soil quality from hydraulic fracturing activities. In the supporting statement it included with the Proposal, Green Century suggests the report consider policies about several day-to-day business activities Ultra conducts. In addition, the Proposal asks for consideration of policies that address legal and regulatory compliance issues, and litigation and reputational risk associated with hydraulic fracturing operations.

Managing Ultra's business – including hydraulic fracturing – consistent with applicable law and adopting policies and procedures to address applicable legal requirements is a complex process that Ultra's management necessarily addresses on a day-to-day basis. Similarly, Ultra's management is already responsible for addressing issues of litigation risk and reputational considerations in real time.

The Proposal seeks to "micro-manage" Ultra's business with regard to these complex, fundamental matters and to engage in (impermissible) shareholder oversight of the operations and tasks Ultra's management addresses daily. And as noted in Release 40018, the Division recognizes "it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Significantly, Ultra notes that the Proposal does not seek to minimize or eliminate Ultra's hydraulic fracturing operations. This strongly suggests Green Century recognizes that hydraulic fracturing activities are an integral, fundamental part of Ultra's core business activities

B. The Proposal Requests an Internal Evaluation of Ultra's Ordinary Business Activities and Associated Risks.

Implementing the Proposal would amount to Ultra's shareholders directing Ultra's management to perform an internal evaluation of Ultra's ordinary business activities and the risks associated with those ordinary business activities, including Ultra's governance and compliance processes, and to provide a report on that evaluation to Ultra's shareholders. But Ultra's management already performs the complex, continually-evolving process of identifying, analyzing, assessing, and addressing environmental, financial, litigation, and other operational risks of its day-to-day business and the policies and regulations that affect it (including any of the foregoing associated with its hydraulic fracturing activities). Moreover, it is Ultra's management , not its shareholders, who have the requisite experience and expertise and are best positioned to address the business and regulatory environment to which Ultra is already subject and to make the decisions about what steps Ultra should undertake to meet or exceed applicable laws and regulations and to manage the various risks related to its business.

Preparation of a report of the type sought by the Proposal would be expensive and unduly burdensome, requiring an unnecessary diversion of Ultra's employee and management resources from their ordinary activities. As discussed, the matters discussed in the Proposal are fundamental to Ultra's business. Decisions about how to allocate scarce company resources to evaluate and address those fundamental matters are properly the domain of Ultra's management, not shareholders; such a diversion of Ultra's resources to address matters properly addressed by Ultra's management in the ordinary course of business is precisely the sort of micro-management the Commission sought to enjoin in Release 40018.

C. The Proposal Requests an Internal Assessment of Potential Risks and Liabilities Ultra Faces as a Result of Its Operations.

The Division discussed Rule 14a-8(i)(7) in Staff Legal Bulletin No. 14C ("SLB 14C"), noting that so far as: "a proposal and supporting statement focus on the company engaging in an internal assessment of the risks and liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk." In Exchange Act Release No. 34-20091 ("Release 20091"), the Commission explained that a proposal is excludable under Rule 14a-8(i)(7) even if it just requires an issuer prepare a report if the subject matter of the report sought by the proposal "involves a matter of ordinary business."

It is firmly established that proposal seeking an assessment of the potential risks and liabilities registrants face as a result of their ordinary course business operations are excludable under Rule 14a-8(i)(7).[2]

Because the report requested by the Proposal involves matters of Ultra's ordinary business and would require Ultra to evaluate its operational, economic, reputational, and litigation risks related to that business, it can properly be excluded consistent with the Division's guidance in SLB 14C.

D. The Subject Matter of the Proposal Neither Addresses Significant Policy Issues Nor Transcends Ultra's Day-To-Day Business Matters.

According to Staff Legal Bulletin No. 14E ("SLB 14E"), even if a shareholder proposal clearly requires an internal assessment of risks and liabilities, the Division will not focus just on whether a proposal demands an evaluation of risk, rather: (1) the Division will consider that the "subject matter to which the risk pertains or that gives rise to the risk" is the primary determinant whether the proposal can be excluded; and (2) proposals are not generally excludable in cases where the underlying subject matter addressed by the proposal "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote."

---

2 *CONSOL Energy Inc.* (available February 23, 2009) and *Arch Coal, Inc.* (available January 17, 2008) (agreeing in each case there is some basis for the applicable registrant to exclude a proposal requesting a report regarding company response to reputational and business risks associated with carbon dioxide emissions from its ordinary operations and from the use of its primary products); *Xcel Energy Inc.* (available April 1, 2003) (agreeing there is some basis for Xcel to exclude a proposal requesting a report on the economic risks of its prior, current and future carbon dioxide emissions and the economic benefits of modifying its current business activities to reduce those emissions).

The Proposal does not transcend Ultra's day-to-day business matters nor does it raise significant policy issues. As noted above, hydraulic fracturing is a technique that has been used safely for decades throughout the oil and gas industry. Many studies conducted by regulators and other respected authorities, including the Environmental Protection Agency ("EPA"), the Ground Water Protection Council ("GWPC") and the Interstate Oil and Gas Compact Commission ("IOGCC") have concluded hydraulic fracturing is safe and that there is little to no risk to the environment or to public health from hydraulic fracturing operations.[3]

The IOGCC, which represents the governors of the thirty-seven largest oil and gas producing states, considers hydraulic fracturing to be a "safe and environmentally sound way to maximize our nation's natural resources." In addition, in a May 2009 report, the GWPC stated: "most additives contained in fracture fluids, including sodium chloride [table salt], potassium chloride [fertilizer], and diluted acids, present low to very low risks to human health and the environment.[4] Furthermore, in December 2009, three officials with the EPA testified before the U.S. Senate Committee on Environment and Public Works that they were not aware of any instances of groundwater contamination causes by hydraulic fracturing.[5]

Nevertheless, the Proposal attempts to raise social policy issues. The Proposal asserts:

(1) there is virtually no public disclosure of chemicals used in hydraulic fracturing (on the contrary, federal law requires the disclosure of chemicals used in hydraulic fracturing operations, many state laws have similar requirements, and although the exact combination of materials included in hydraulic fracturing fluids are not generally disclosed for legitimate proprietary and competitive reasons, a description of the most common chemicals included in fracture fluids are available on public websites or from oil and gas trade associations[6]);

(2) federal law changed in 2005 (this refers, presumably, to Congress passing the Energy Policy Act of 2005 which amended the Safe Drinking Water Act[7] to exclude most hydraulic fracturing operations from regulation by the EPA and from the "underground injection" provisions of the SDWA – a decision that indicates reduced social policy concern related to hydraulic fracturing rather than increased concern);

---

3 From the Interstate Oil & Gas Compact Commission: http://bit.ly/IOGCC_Report
From the EPA: http://bit.ly/EPA_2004_Report (Section 7.4 thereof)

4 At Energy In Depth's website: http://bit.ly/GWPC_May2009

5 http://bit.ly/SenateCommittee_PressRelease_2009-12-08

6 See, e.g., http://www.energyindepth.org/frac-fluid.pdf (Energy In Depth)

7 42 U.S.C. §§300f et seq.

(3) state regulations are "uneven and limited" (that state regulations vary is predictable and not at all indicative of a transcendent social policy concern – for one thing, not all states have significant oil and gas activity);

(3) new technology that can "track 'chemical signatures' from drilling activities" creates increased risks to Ultra of "reputational damage" and "vulnerability to litigation" (these matters a business risks associated with Ultra's day-to-day activities, not social policy issues; the Division has previously recognized that the process of assessing and managing litigation and reputational risks are properly the domain of management, not shareholders[8]); and

(4) hydraulic fracturing operations have been linked to drinking water contamination (many of the media reports Green Century presumably is alluding to have been specifically refuted by subsequent investigations; in addition as noted above, EPA publicly testified as recently as December 2009 that they do not know of any case where groundwater contamination resulted from hydraulic fracturing operations).

Because there is no connection between hydraulic fracturing and any confirmed hazards to the environment, Ultra does not believe hydraulic fracturing implicates any social policy issue, and certainly no social policy issue so significant as to be appropriate for a shareholder vote. These matters are properly the domain of Ultra's management.

For the foregoing reasons, Ultra believes it can exclude the Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(7) consistent with Division analysis in SLB 14C and SLB 14E because the subject matter of the Proposal addresses internal risk evaluations related to Ultra's ordinary business matters and does not raise social policy issues that transcend those ordinary business matters.

IV. CONCLUSION

Ultra's operational decisions must be made in "real time" with appropriate consideration of the unique circumstances of each well and each completion operation,

---

8 *Newmont Mining Corp.* (available February 5, 2005) (agreeing there is some basis for Newmont's view it could exclude a proposal seeking a review of company policy regarding mining waste disposal); *Walgreen Co.* (available October 13, 2006) (agreeing there is some basis for Walgreens' view it could exclude a proposal requesting a report about the chemical content of some of the company's products); *Wal-Mart Stores, Inc.* (available March 11, 2008) (agreeing there is some basis for Wal-Mart's view it could exclude a proposal requesting a report about company policy related to safety issues of some company products); *CVS Caremark Corporation* (available March 3, 2009) (agreeing there is some basis for CVS' view it could exclude a proposal seeking a report about pressures on the company because of its sales of tobacco products).

including the composition of any fluids used in hydraulic fracturing operations and many other economic, procedural, regulatory, technological, environmental, and health and safety considerations. In addition, decisions about hydraulic fracturing operations are complex, challenging decisions requiring detailed knowledge about each particular well environment and detailed expertise in engineering matters and geology and geophysics.

Accordingly, and for the reasons outlined above, Ultra believes it may exclude the Proposal from its 2010 Proxy Materials pursuant to Rule 14a-8(i)(7). Ultra respectfully requests the Division confirm Ultra's view or notify Ultra that it will not recommend the Commission pursue an enforcement action against Ultra if Ultra excludes the Proposal on that basis.

We appreciate your attention to the matters addressed in this letter.

Sincerely,

ULTRA PETROLEUM CORP.



Garrett B. Smith
Senior Attorney

cc: Green Century Equity Fund
% Green Century Capital Management, Inc.
114 State Street, Suite 200
Boston, MA 02109
Facsimile – (617) 422-0881

SCHEDULE 1

CONTACT INFORMATION

- **ULTRA PETROLEUM CORP.**
  - Mr. Garrett B. Smith
    Senior Attorney
    Ultra Petroleum Corp.
    363 N. Sam Houston Pkwy. E, Suite 1200
    Houston, TX 77060
    - Office phone – (281) 876-0120, extension 315
    - Facsimile – (281) 876-2831
    - Email – legalnotices@ultrapetroleum.com

- **GREEN CENTURY EQUITY FUND**
  - Ms. Kristina Curtis
    President
    Green Century Equity Fund
    % Green Century Capital Management, Inc.
    114 State Street, Suite 200
    Boston, MA 02109
    - Office Phone – (617) 482-0800
    - Facsimile – (617) 422-0881
    - Email – kcurtis@greencentury.com
  - Ms. Larisa Ruoff
    Director of Shareholder Advocacy
    Green Century Equity Fund
    % Green Century Capital Management, Inc.
    114 State Street, Suite 200
    Boston, MA 02109
    - Office Phone – (617) 482-0800
    - Facsimile – (617) 422-0881
    - Email – lruoff@greencentury.com

EXHIBIT A

THE PROPOSAL AND RELATED CORRESPONDENCE


GREEN
CENTURY
FUNDS

December 3, 2009

Michael D. Watford
Chair, President and Chief Executive Officer
Ultra Petroleum
363 N Sam Houston Parkway E
Suite 1200
Houston, TX 77060

Dear Mr. Watford,

Green Century Equity Fund is filing the enclosed shareholder resolution, for inclusion in Ultra Petroleum's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

The Green Century Equity Fund is the beneficial owner of at least $2,000 worth of Ultra Petroleum stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership will come under separate cover.

It is our practice to seek dialogue with companies to discuss the issues involved with the hope that the resolution might not be necessary. However, because of the impending deadline for resolutions and our need to protect our rights as shareholders, we are filing the enclosed resolution for inclusion in the proxy statement for a vote at the next stockholders.

We will be glad to consider withdrawing the resolution once we have established a more formal and substantive dialogue with the company on these important financial, health and environmental issues.

Sincerely,

Kristina Curtis

Kristina Curtis
President
The Green Century Equity Fund

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 *fax* 617-422-0881
www.greencentury.com

Safer Alternatives for Natural Gas Exploration and Development

Whereas,

Onshore "unconventional" natural gas production requiring hydraulic fracturing, which injects a mix of water, chemicals, and particles underground to create fractures through which gas can flow for collection, is estimated to increase by 45% between 2007 and 2030. An estimated 60-80% of natural gas wells drilled in the next decade will require hydraulic fracturing.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills, impacts to local water quantity and quality, and degradation of air quality. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas linked to fracturing operations in drinking water. In Wyoming, the US Environmental Protection Agency (EPA) recently found a chemical known to be used in fracturing in at least three wells adjacent to drilling operations.

There is virtually no public disclosure of chemicals used at fracturing locations. The Energy Policy Act of 2005 stripped EPA of its authority to regulate fracturing under the Safe Drinking Water Act and state regulation is uneven and limited. But recently, some new federal and state regulations have been proposed. In June 2009, federal legislation to reinstate EPA authority to regulate fracturing was introduced. In September 2009, the New York State Department of Environmental Conservation released draft permit conditions that would require disclosure of chemicals used, specific well construction protocols, and baseline pre-testing of surrounding drinking water wells. New York sits above part of the Marcellus Shale, which some believe to be the largest onshore natural gas reserve.

Media attention has increased exponentially. A search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure of the chemical constituents used in fracturing.

In the proponents' opinion, emerging technologies to track "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation. Furthermore, we believe uneven regulatory controls and reported contamination incidents compel companies to protect their long-term financial interests by taking measures beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,

Shareholders request that the Board of Directors prepare a report by October 1, 2010, at reasonable cost and omitting proprietary information, summarizing 1.the environmental impact of fracturing operations of Ultra Petroleum; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

Supporting statement:
Proponents believe the policies explored by the report should include, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards.


GREEN
CENTURY
FUNDS

December 4, 2009

Michael D. Watford
Chair, President and Chief Executive Officer
Ultra Petroleum
363 N Sam Houston Parkway E
Suite 1200
Houston, TX 77060

Dear Mr. Watford,

Please accept the attached verification of the Green Century Equity Fund's ownership of Ultra Petroleum's stock. This letter supports the shareholder resolution that the Green Century Equity Fund submitted on December 3, 2009 for inclusion in Ultra Petroleum's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

If you have any questions, please contact Larisa Ruoff, Director of Shareholder Advocacy for Green Century Capital Management at 617.482.0800 or at Lruoff@greencentury.com.

Sincerely,

Kristina Curtis

Kristina Curtis
President
The Green Century Equity Fund

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 *fax* 617-422-0881
www.greencentury.com





STATE STREET.

State Street Back Bay
200 Clarendon Street
Boston, MA 02116

December 3, 2009

Ms. Kristina Curtis
President
Green Century Funds
114 State Street, Suite 200
Boston, MA 02109

Dear Ms. Curtis:

This letter is to confirm that as of December 3, 2009, State Street Bank, in its capacity as custodian, held 1,474 shares of Ultra Pete Corp Common Stock on behalf of the Green Century Equity Fund. These shares are held in the Banks position at the Depository Trust Company registered to the nominee name of Cede & Co.

Further, this is to confirm that the position in Ultra Pete Corp Common Stock, held by the bank on behalf of Green Century Equity Fund has exceeded $2,000 in market value for at least twelve months prior to December 3, 2009.

If you have any further questions or need additional information, please contact me at (617) 662-4959.

Sincerely,

Lisa Spang
Senior Associate

Confidential


GREEN
CENTURY
FUNDS


CERTIFIED MAIL



7009 0080 0000 6887 7299


UNITED STATES
POSTAL SERVICE

1000



77060

U.S. POSTAGE
PAID
BOSTON, MA
02109
DEC 04, '09
AMOUNT

$3.24

00028092-12

Kelly L. Whitley
Corporate Secretary and Manager of Investor
Relations
Ultra Petroleum
363 N Sam Houston Parkway E
Suite 1200
Houston, TX 77060

7706022425 C009






UP
PETROLEUM

Ultra Petroleum Corp.

FAX COVER SHEET

DATE:	December 16, 2009	RE:	Green Century – Response
TO:	Ms. Kristin Curtis President GREEN CENTURY EQUITY FUND	FAX:	(617) 422-0881
FROM:	Ultra Petroleum Corp.	PAGES:	16

Please call 281-876-0120 if you have any problems receiving this fax.

363 N. Sam Houston Pkwy, Ste. 1200, Houston, TX 77060
Telephone 281-876-0120 Fascimile 281-876-2831


ULTRA
UP
PETROLEUM

Ultra Petroleum Corp.

December 16, 2009

Ms. Kristina Curtis
President
The Green Century Equity Fund
114 State Street, Suite 200
Boston, Massachusetts 02109

Dear Ms. Curtis:

As President of The Green Century Equity Fund ("Green Century") , you sent to Ultra Petroleum Corp. (the "Company"): (1) a letter dated December 3, 2009 (the "Proposal Letter"); and (2) a letter dated December 4, 2009 (the "Verification Letter"). The Company received the Proposal Letter on December 4, 2009 by FEDEX and the Verification Letter on December 7, 2009 by USPS Certified Mail. A copy of the Proposal Letter and materials included with the Proposal Letter are attached as Attachment 1. A copy of the Verification Letter and materials included with the Verification Letter are attached as Attachment 2.

The Company is currently reviewing the Proposal Letter to determine: (x) whether it constitutes a shareholder proposal effectively proposed to the Company under the applicable rules, and; (y) if it does, whether it is appropriate for inclusion in the Company's 2010 proxy statement.

As you may know, Rule 14-a8 of Regulation 14A of the United States Securities and Exchange Commission (the "SEC") addresses shareholder proposals.[1] Rule 14-a8 provides that, in order for a shareholder proposal to be included on a company's proxy card, and included along with any supporting statement in a company's proxy statement, shareholders seeking to submit a proposal must be eligible and follow certain procedures.

The Proposal Letter does not satisfy certain of the eligibility and procedural requirements listed in Rule 14-a8 for inclusion of the Proposed Resolution in the Company's 2010 proxy statement. For your convenience, and pursuant to Rule 14-a8 of Regulation 14A promulgated by the SEC under the Securities and Exchange Act of 1934 (the "1934 Act"), in the following paragraphs we specifically identify and discuss the eligibility and procedural requirements that the Proposal Letter fails to satisfy and the opportunities, if any, for Green Century to cure the deficiencies.

A. Rule 14-a8 requires Green Century demonstrate its eligibility to submit a shareholder proposal to the Company.

1 For your convenience, a copy of Rule 14-a8 is attached as Attachment 2.

363 N. Sam Houston Pkwy, Ste. 1200, Houston, TX 77060
Telephone 281-876-0120 Fascimile 281-876-2831

In order to be eligible to submit a proposal to the Company, a proponent:

1. must own shares of stock in the Company having a market value in excess of $2,000 (or 1% of the Company's securities entitled to be voted on the proposal at the meeting); and
2. must have held the required number of shares continuously for at least one year by the date on which the proponent submitted the applicable shareholder proposal; and
3. must continue to hold the required number of shares through the date of the applicable meeting.

Under Rule 14-a8, the Company can verify the eligibility of a proponent who is a registered holder of Company stock (i.e., a proponent whose name appears in the Company's records as a shareholder). The Company checked, but has no record that Green Century is a registered holder of Company stock.[2]

Additionally, Rule 14-a8 provides that a proponent who is **not** a registered holder of the required number of shares of Company stock must prove it is eligible to submit a proposal to the Company **at the time it submits its proposal** in one of these two ways:

1. by submitting to the Company a written statement from the "record" holder of the proponent's securities (usually a broker or bank) verifying that, at the time the proponent submitted its proposal, the proponent continuously held the required number of shares for at least one year (and please note the Company believes that neither assertions of ownership made by a proponent nor a written statement from an introducing broker or investment advisor that is not itself a record owner of the shares are sufficient); or
2. if the proponent has filed with the SEC any of the following: a Schedule 13D; Schedule 13G; Form 3; Form 4; and/or Form 5; or amendments to those documents or updated forms, reflecting the proponent's ownership of the applicable securities as of or before the date on which the one-year eligibility period begins, the proponent may demonstrate its eligibility by submitting to the Company: (A) a copy of the schedule and/or form, and any subsequent amendments reporting a change in the proponent's ownership level; and (B) the proponent's written statement that the proponent continuously held the required number of shares for the one-year period as of the date of the statement.

---

[2] If Green Century is a registered holder of Company stock, we apologize our review did not so confirm, and please let us know precisely how its Ultra Petroleum Corp. shares are listed in our records so that we can verify its eligibility under Rule 14-a8.

Finally, Rule 14-a8 requires that Green Century, whether it is a registered holder or a non-registered holder of Company stock, must submit a written statement to the Company that it intends to continue to own the required number of shares of stock of the Company through the date of the Company's annual meeting.

Green Century failed to demonstrate its eligibility as required by Rule 14-a8.[3]

As noted above, we do not believe Green Century is a registered holder of the required number of shares of Company stock.

If Green Century is a non-registered holder of the required number of shares of Company stock, Green Century was required by Rule 14-a8 to provide the foregoing proof at the time it submitted its proposal. The required proof was not included with the Proposal Letter: the Company did not receive the proof at the time the Proposed Resolution was submitted to the Company. A letter intended to provide that proof was included in the Verification Letter which the Company received on December 7, 2009.

The letter dated December 3, 2009 from Ms. Lisa Spang, Senior Associate with State Street, to Green Century (the "State Street Letter") (included with the Verification Letter) says the following:

- "This letter is to confirm that as of December 3, 2009, State Street Bank, in its capacity as custodian, held 1,474 shares of **Ultra Pete Corp** Common Stock on behalf of the Green Century Equity Fund."
- "Further, this is to confirm that the position in **Ultra Pete Corp** Common Stock held by the bank on behalf of Green Century Equity Fund has exceeded $2,000 in market value for at least twelve months prior to December 3, 2009.

The Company is not named in the State Street Letter (or, if it is, the name of the Company is spelled incorrectly). To resolve this, Green Century should submit a letter to the Company from the "record" holder of its securities with the name of the Company spelled correctly.

Additionally, Rule 14a-8 requires proponents of shareholder proposals to the Company have owned the required number of shares of stock in the Company **continuously for at least one year by the date on which the proponent submitted the applicable shareholder proposal**. If Green Century elects to submit a letter curing the deficiency noted in the preceding paragraph, the Company believes Green Century should also ask the "record" holder of its stock in the Company to revise the second above-quoted portion of the State Street Letter to clarify that Green Century has owned stock of the Company for at least one year prior to the date Green Century delivered the Proposal

---

[3] Except that Green Century may have satisfied the requirement regarding its intention to continue to own the required number of shares of stock of the Company through the date of the Company's annual meeting by its statement to that effect in the Proposal Letter.

Letter to the Company (i.e., provide an explicit statement that Green Century has continuously held the subject stock for a period of one year, commencing at least as long ago as December 3, 2008).

The deadline by which proof curing the foregoing deficiencies must be submitted to the Company is designated at the end of this letter.

* * *

As noted above, pursuant to Rule 14-a8, the Company is required to provide proponents of shareholder proposals with notice in writing of any failures by such proponents to comply with the eligibility or procedural requirements of Rule 14-a8. This letter constitutes that notice with respect to the Proposal Letter.

The Company is also required, pursuant to Rule 14-a8, to notify proponents of shareholder proposals who fail to comply with eligibility or procedural requirements of Rule 14-a8 of the time frame for such proponents to respond to the Company's letter identifying the failures. This letter also constitutes that notice with respect to the Proposed Resolution. Specifically: **any response sent by the proponent to the Company with respect to the matters addressed in this letter must be delivered to the Company and must be postmarked, or transmitted electronically, no later than 14 days from the date this letter is received**.

The Company reserves the right to exclude the Proposed Resolution from its proxy statement under any applicable provisions of Regulation 14A promulgated by the SEC under the 1934 Act, including but not limited to the matters detailed in this letter.

Sincerely,

ULTRA PETROLEUM CORP.



Garrett B. Smith
Senior Attorney

ATTACHMENT 1

PROPOSAL LETTER


GREEN
CENTURY
FUNDS

December 3, 2009

Michael D. Watford
Chair, President and Chief Executive Officer
Ultra Petroleum
363 N Sam Houston Parkway E
Suite 1200
Houston, TX 77060

Dear Mr. Watford,

Green Century Equity Fund is filing the enclosed shareholder resolution, for inclusion in Ultra Petroleum's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

The Green Century Equity Fund is the beneficial owner of at least $2,000 worth of Ultra Petroleum stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership will come under separate cover.

It is our practice to seek dialogue with companies to discuss the issues involved with the hope that the resolution might not be necessary. However, because of the impending deadline for resolutions and our need to protect our rights as shareholders, we are filing the enclosed resolution for inclusion in the proxy statement for a vote at the next stockholders.

We will be glad to consider withdrawing the resolution once we have established a more formal and substantive dialogue with the company on these important financial, health and environmental issues.

Sincerely,

Kristina Curtis

Kristina Curtis
President
The Green Century Equity Fund

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

Safer Alternatives for Natural Gas Exploration and Development

Whereas,

Onshore "unconventional" natural gas production requiring hydraulic fracturing, which injects a mix of water, chemicals, and particles underground to create fractures through which gas can flow for collection, is estimated to increase by 45% between 2007 and 2030. An estimated 60-80% of natural gas wells drilled in the next decade will require hydraulic fracturing.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills, impacts to local water quantity and quality, and degradation of air quality. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas linked to fracturing operations in drinking water. In Wyoming, the US Environmental Protection Agency (EPA) recently found a chemical known to be used in fracturing in at least three wells adjacent to drilling operations.

There is virtually no public disclosure of chemicals used at fracturing locations. The Energy Policy Act of 2005 stripped EPA of its authority to regulate fracturing under the Safe Drinking Water Act and state regulation is uneven and limited. But recently, some new federal and state regulations have been proposed. In June 2009, federal legislation to reinstate EPA authority to regulate fracturing was introduced. In September 2009, the New York State Department of Environmental Conservation released draft permit conditions that would require disclosure of chemicals used, specific well construction protocols, and baseline pre-testing of surrounding drinking water wells. New York sits above part of the Marcellus Shale, which some believe to be the largest onshore natural gas reserve.

Media attention has increased exponentially. A search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure of the chemical constituents used in fracturing.

In the proponents' opinion, emerging technologies to track "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation. Furthermore, we believe uneven regulatory controls and reported contamination incidents compel companies to protect their long-term financial interests by taking measures beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,

Shareholders request that the Board of Directors prepare a report by October 1, 2010, at reasonable cost and omitting proprietary information, summarizing 1.the environmental impact of fracturing operations of Ultra Petroleum; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

Supporting statement:
Proponents believe the policies explored by the report should include, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards.

ATTACHMENT 2

VERIFICATION LETTER


GREEN
CENTURY
FUNDS

December 4, 2009

Michael D. Watford
Chair, President and Chief Executive Officer
Ultra Petroleum
363 N Sam Houston Parkway E
Suite 1200
Houston, TX 77060

Dear Mr. Watford,

Please accept the attached verification of the Green Century Equity Fund's ownership of Ultra Petroleum's stock. This letter supports the shareholder resolution that the Green Century Equity Fund submitted on December 3, 2009 for inclusion in Ultra Petroleum's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

If you have any questions, please contact Larisa Ruoff, Director of Shareholder Advocacy for Green Century Capital Management at 617.482.0800 or at Lruoff@greencentury.com.

Sincerely,

Kristina Curtis

Kristina Curtis
President
The Green Century Equity Fund

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 fax 617-422-0881
www.greencentury.com


PRINTED ON RECYCLED PAPER WITH SOYBASED INK



STATE STREET.

State Street Back Bay
200 Clarendon Street
Boston, MA 02116

December 3, 2009

Ms. Kristina Curtis
President
Green Century Funds
114 State Street, Suite 200
Boston, MA 02109

Dear Ms. Curtis:

This letter is to confirm that as of December 3, 2009, State Street Bank, in its capacity as custodian, held 1,474 shares of Ultra Pete Corp Common Stock on behalf of the Green Century Equity Fund. These shares are held in the Banks position at the Depository Trust Company registered to the nominee name of Cede & Co.

Further, this is to confirm that the position in Ultra Pete Corp Common Stock, held by the bank on behalf of Green Century Equity Fund has exceeded $2,000 in market value for at least twelve months prior to December 3, 2009.

If you have any further questions or need additional information, please contact me at (617) 662-4959.

Sincerely,

Lisa Spang
Senior Associate

Confidential




CERTIFIED MAIL
7009 0080 0000 6887 7299





U.S. POSTAGE PAID
BOSTON, MA
02109
DEC 04 '09
AMOUNT
$3.24
00028092-17

Kelly L. Whitley
Corporate Secretary and Manager of Investor Relations
Ultra Petroleum
363 N Sam Houston Parkway E
Suite 1200
Houston, TX 77060





ATTACHMENT 3

RULE 14a-8

Securities Lawyer's Deskbook

published by The University of Cincinnati College of Law


UNIVERSITY OF
Cincinna
College of Lav

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Regulatory History
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Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the

company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy

materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

        iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

    Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

    1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

    2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

    1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

    2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

    3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

        i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

        ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998; 72 FR 4148, 4168, Jan. 29, 2007; 72 FR 70450, 70456, Dec. 11, 2007; 73 FR 934, 977, Jan. 4, 2008

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TRANSMISSION VERIFICATION REPORT

TIME : 12/16/2009 13:10
NAME : ULTRA PETROLEUM
FAX : 2818762831
TEL : 2818760120
SER.# : 000G8N645641

DATE,TIME	12/16 13:06
FAX NO./NAME	16174220881
DURATION	00:04:13
PAGE(S)	16
RESULT	OK
MODE	STANDARD ECM



Ultra Petroleum Corp.

FAX COVER SHEET

DATE:	December 16, 2009	RE:	Green Century – Response
TO:	Ms. Kristin Curtis President GREEN CENTURY EQUITY FUND	FAX:	(617) 422-0881
FROM:	Ultra Petroleum Corp.	PAGES:	16

Please call 281-876-0120 if you have any problems receiving this fax.



GREEN CENTURY FUNDS

FACSIMILE TRANSMITTAL SHEET

TO:GARRETT B. SMITH, SENIOR ATTORNEY	FROM: LARISA RUOFF
COMPANY: ULTRA PETROLEUM	DATE:12/21/09
FAX NUMBER: 281-876-2831	TOTAL NO. OF PAGES INCLUDING COVER:3
PHONE NUMBER:281-8670120	SENDER'S REFERENCE NUMBER: 617-482-0800
RE:	YOUR REFERENCE NUMBER:

☒ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:


GREEN
CENTURY
FUNDS

December 21, 2009

Michael D. Watford
Chair, President and Chief Executive Officer
Ultra Petroleum
363 N Sam Houston Parkway E
Suite 1200
Houston, TX 77060

Dear Mr. Watford,

Please accept the attached verification of the Green Century Equity Fund's ownership of Ultra Petroleum's stock which has been revised to address points raised by the company's inquiry dated December 16, 2009. This letter supports the shareholder resolution that the Green Century Equity Fund submitted on December 3, 2009 for inclusion in Ultra Petroleum's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

If you have any questions, please contact Larisa Ruoff, Director of Shareholder Advocacy for Green Century Capital Management at 617.482.0800 or at Lruoff@greencentury.com.

Sincerely,



Kristina Curtis
President
The Green Century Equity Fund

Cc: Garrett B. Smith, Senior Attorney

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 fax 617-422-0881
www.greencentury.com



STATE STREET.

State Street Back Bay
200 Clarendon Street
Boston, MA 02116

December 18, 2009

Ms. Kristina Curtis
President
Green Century Funds
114 State Street, Suite 200
Boston, MA 02109

Dear Ms. Curtis:

This letter is to confirm that as of December 3, 2009, State Street Bank, in its capacity as custodian, held 1,474 shares of Ultra Petroleum Corporation Common Stock on behalf of the Green Century Equity Fund. These shares are held in the Banks position at the Depository Trust Company registered to the nominee name of Cede & Co.

Further, this is to confirm that the position in Ultra Petroleum Corporation Common Stock held by the bank on behalf of Green Century Equity Fund has been held continuously for a period of more than one year, including the period commencing prior to December 3, 2008 and through December 3, 2009. During that year prior to and including December 3, 2009, the holdings continuously exceeded $2,000 in market value.

If you have any further questions or need additional information, please contact me at (617) 662-4959.

Sincerely,



Lisa Spang
Senior Associate


GREEN
CENTURY
FUNDS

FACSIMILE TRANSMITTAL SHEET

TO:GARRETT SMITH	FROM: LARISA RUOFF
COMPANY:ULTRA PETROLEUM	DATE:12/29/09
FAX NUMBER: 281-876-2831	TOTAL NO. OF PAGES INCLUDING COVER:2
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE: GREEN CENTURY'S SHAREHOLDER PROPOSAL	YOUR REFERENCE NUMBER:

☒ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:


GREEN
CENTURY
FUNDS

December 29, 2009

Michael D. Watford
Chair, President and Chief Executive Officer
Ultra Petroleum
363 N Sam Houston Parkway E
Suite 1200
Houston, TX 77060

Via fax: 281-876-2831

Dear Mr. Watford,

The Green Century Equity Fund is the beneficial owner of at least $2,000 worth of Ultra Petroleum stock. Please accept this letter as confirmation that Green Century intends to continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting.

If you have any questions, please contact Larisa Ruoff, Director of Shareholder Advocacy for Green Century Capital Management at 617.482.0800 or at Lruoff@greencentury.com.

Sincerely,



Kristina Curtis
President
The Green Century Equity Fund

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 *fax* 617-422-0881
www.greencentury.com


GREEN
CENTURY
FUNDS

December 30, 2009

Michael D. Watford
Chair, President and Chief Executive Officer
Ultra Petroleum
363 N Sam Houston Parkway East
Suite 1200
Houston, TX 77060

Via fax (281-876-2831)and email (to Senior Attorney Garrett Smith gsmith@ultrapetroleum.com)

Dear Mr. Watford,

In correspondence dated December 3, 2009, the Green Century Equity Fund filed a shareholder resolution for inclusion in Ultra Petroleum's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. Our correspondence dated December 29, 2009 indicating that the Green Century Equity Fund is the beneficial owner of at least $2,000 worth of Ultra Petroleum stock and that Green Century intends to continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting was submitted in support of the above referenced shareholders' proposal.

If you have any questions, please contact Larisa Ruoff, Director of Shareholder Advocacy for Green Century Capital Management at 617.482.0800 or at Lruoff@greencentury.com.

Sincerely,

Kristina Curtis

Kristina Curtis
President
The Green Century Equity Fund

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 State Street, Suite 200 ▪ Boston, MA 02109
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

Garrett Smith

From: Garrett Smith [garrett.smith@ultrapetroleum.com]

Sent: Wednesday, December 30, 2009 1:48 PM

To: Larisa Ruoff

Subject: RE: Confirm receipt of revised proof of ownership letter for Green Century

I agree.

Thank you.

From: Larisa Ruoff [mailto:lruoff@greencentury.com]
Sent: Wednesday, December 30, 2009 1:51 PM
To: Garrett Smith
Subject: RE: Confirm receipt of revised proof of ownership letter for Green Century

Dear Garrett,

I believe Green Century has responded to all of Ultra's concerns raised in your correspondence dated December 16, 2009. Is this correct?

Thank you for your attention to this matter.

Regards,
Larisa

From: Garrett Smith [mailto:garrett.smith@ultrapetroleum.com]
Sent: Tuesday, December 29, 2009 5:59 PM
To: Larisa Ruoff
Subject: RE: Confirm receipt of revised proof of ownership letter for Green Century

Hi Larisa -

Yes, I received your 12/21 letter and don't have any more questions/comments re: the ownership verification.

Now I think the only additional item required by 14a-8 that is lacking from Green Century is an affirmative statement that Green Century intends to maintain its position in Ultra stock through the next annual meeting.

Could you please fax me a letter to that effect (fax number is 281-876-2831)?

(Or if it's easier for you, you can email me a PDF.)

Thank you.

....

Garrett B. Smith
Senior Attorney

ULTRA PETROLEUM
363 N. Sam Houston Parkway E., Suite 1200
Houston, Texas 77060
Email - gsmith@ultrapetroleum.com
Office - (281) 876-0120, x315
Mobile - (281) 814-6255

From: Larisa Ruoff [mailto:lruoff@greencentury.com]
Sent: Tuesday, December 29, 2009 4:41 PM
To: gsmith@ultrapetroleum.com
Subject: Confirm receipt of revised proof of ownership letter for Green Century

Dear Garrett,

I wanted to confirm that you received Green Century's correspondence dated December 21, 2009 addressing Ultra's concerns dated December 16, 2009.

Please contact me if you require any more information.

Regards,
Larisa

Larisa Ruoff
Director of Shareholder Advocacy
Green Century Capital Management, Inc.
114 State Street, Suite 200, Boston, MA 02109

lruoff@greencentury.com
617-482-0800 / 800-93-GREEN

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